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As confidentially submitted to the Securities and Exchange Commission on May 15, 2025.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

CONFIDENTIAL DRAFT SUBMISSION NO. 1

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

StandardAero, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3724	30-1138150
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6710 North Scottsdale Road, Suite 250

Scottsdale, AZ 85253 (480) 377 3100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steve Sinquefield

Senior Vice President and General Counsel

6710 North Scottsdale Road, Suite 250

Scottsdale, AZ 85253 (480) 377 3100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Patrick H. Shannon

Jason M. Licht

Christopher M. Bezeg

Latham & Watkins LLP

555 11th Street, NW Washington, DC 20004

(202) 637-2200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED    , 2025.

Prospectus

Shares

StandardAero, Inc.

Common Stock

This prospectus relates to the resale of up to    shares of our common stock by the selling stockholders named in this prospectus or their permitted transferees.

The shares of our common stock registered hereby may be offered and sold by our selling stockholders through one or more underwriters, broker-dealers or agents. If the shares of our common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of our common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution.”

This prospectus describes the general manner in which shares of our common stock may be offered and sold by any selling stockholder named herein. When the selling stockholders sell shares of our common stock under this prospectus, we may, if necessary and required by law, provide a prospectus supplement that will contain specific information about the terms of that offering. Any prospectus supplement may also add to, update, modify or replace information contained in this prospectus. We urge you to read carefully this prospectus, any accompanying prospectus supplement and any documents we incorporate by reference into this prospectus and any accompanying prospectus supplement before you make your investment decision.

Our common stock trades on the New York Stock Exchange (“NYSE”) under the symbol “SARO.” On     , 2025, the closing price of our common stock as reported on the NYSE was $     per share.

We are a “controlled company” within the meaning of the corporate governance standards of the NYSE. As long as Carlyle (as defined herein) owns a majority of our common stock, it will be able to control all of our major corporate decisions. Additionally, pursuant to the terms of the Stockholders Agreement (as defined herein) described in this prospectus, Carlyle will be entitled to nominate a certain number of our directors following this offering even if Carlyle owns less than a majority of our common stock.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 19 of this prospectus and the risk factors in the documents incorporated by reference herein to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock will be made on or about     , 2025.

The date of this prospectus is     , 2025.

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ABOUT THIS PROSPECTUS

You should rely only on the information included elsewhere in this prospectus, any applicable prospectus supplement and any free writing prospectus prepared by or on behalf of us that we have referred to you. Neither we nor the selling stockholders have authorized anyone to provide you with additional information or information different from that included elsewhere in this prospectus, any applicable prospectus supplement or in any free writing prospectus prepared by or on behalf of us that we have referred to you. If anyone provides you with additional, different or inconsistent information, you should not rely on it. Offers to sell, and solicitations of offers to buy, shares of our common stock are being made only in jurisdictions where offers and sales are permitted.

This prospectus is a part of a registration statement on Form S-1 that we filed with the SEC using a “shelf” registration or continuous offering process. Under this shelf process, the selling stockholders may from time to time sell shares of our common stock covered by this prospectus. Additionally, under the shelf process, in certain circumstances, we may provide a prospectus supplement that will contain certain specific information about the terms of a particular offering by one or more of the selling stockholders. We may also provide a prospectus supplement to add information to, or update or change information contained in this prospectus. You should read this prospectus and the information incorporated by reference before deciding to invest in shares of our common stock. You may obtain this information without charge by following the instructions under “Where You Can Find More Information” appearing elsewhere in this prospectus.

BASIS OF PRESENTATION

We manage our business in line with our service offerings with our reportable segments being Engine Services and Component Repair Services. Our Engine Services segment provides a full suite of aftermarket services, including maintenance, repair and overhaul, on-wing and field service support, asset management, and engineering and related solutions primarily in support of gas turbine engines across the commercial aerospace, military and helicopter, and business aviation end markets. Our Component Repair Services segment supports the commercial aerospace, military and other end markets with engine piece part component and accessory repair, as well as some engine new part manufacturing.

On September 5, 2024, we changed our name from Dynasty Parent Co., Inc. to StandardAero, Inc. Unless the context otherwise requires or we otherwise state, references in this prospectus to:

•

the term “Acquisition” refers to the acquisition by Dynasty Acquisition Co., Inc., pursuant to that certain stock purchase agreement as amended, restated, supplemented or otherwise modified from time to time, dated December 18, 2018 (the “Acquisition Agreement”), of all of the equity interests of StandardAero Holding Corp., a Delaware corporation;

•	the term “CAGR” refers to compound annual growth rate;

•

the term “Canadian Borrower” refers to Standard Aero Limited Standaero Limitee (as successor in interest to 1199169 B.C. Unlimited Liability Company) that is the indirect wholly owned subsidiary of the Company;

•	the term “Carlyle” refers to those certain investment funds of The Carlyle Group Inc. and its affiliates;

•	the term “Carlyle Partners VII” refers to Carlyle Partners VII S1 Holdings II, L.P.;

•	the term “Dynasty Acquisition” refers to Dynasty Acquisition Co., Inc., a Delaware corporation that is the indirect wholly owned subsidiary of the Company;

•	the term “Exchange Act” refers to the U.S. Securities and Exchange Act of 1934, as amended;

•	the term “GAAP” refers to the generally accepted accounting principles in the United States;

•	the term “GIC” refers to GIC Private Limited;

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•	the term “GIC Investor” refers to Hux Investment Pte. Ltd.;

•	the term “IPO” refers to our initial public offering of shares of common stock at a price of $24.00 per share, which occurred on October 2, 2024;

•

the term “March Secondary Offering” refers to the public offering of 36,000,000 shares of common stock by the selling stockholders at a price to the public of $28.00 per share, which was completed on March 26, 2025;

•

the term “New 2024 Revolving Credit Facility” refers to a senior secured multicurrency revolving credit facility available to the U.S. Borrower in an aggregate principal amount of up to $750.0 million (of which up to $150.0 million is available for the issuance of letters of credit);

•	the term “New 2024 Term Loan B-1 Facility” refers to a senior secured dollar term loan B facility, incurred by the U.S. Borrower in an aggregate principal amount of $1,630.0 million;

•	the term “New 2024 Term Loan B-2 Facility” refers to a senior secured dollar term loan B facility incurred by the Canadian Borrower in an aggregate principal amount of $620.0 million;

•	the term “New 2024 Term Loan Facilities” means, together, the New 2024 Term Loan B-1 Facility and the New 2024 Term Loan B-2 Facility;

•

the term “New Credit Agreement” refers to that certain New Credit Agreement (as amended, restated, modified and/or supplemented from time to time), dated as of October 31, 2024, governing the New Senior Credit Facilities;

•	the term “New Senior Secured Credit Facilities” refers to, collectively, (i) the New 2024 Term Loan Facilities and (ii) the New 2024 Revolving Credit Facility;

•	the term “Prior 2023 Term B-1 Loan Facility” refers to the senior secured dollar term loan B facility in an original aggregate principal amount of $1,802.5 million;

•	the term “Prior 2023 Term B-2 Loan Facility” refers to the senior secured dollar term loan B facility in an original aggregate principal amount of $772.5 million;

•	the term “Prior 2023 Term Loan Facilities” refers, collectively, to (i) the Prior 2023 Term B-1 Loan Facility and (ii) the Prior 2023 Term B-2 Loan Facility;

•	the term “Prior 2024 Term B-1 Loan Facility” refers to the senior secured dollar term loan B facility in an original aggregate principal amount of approximately $1,993.5 million;

•	the term “Prior 2024 Term Loan B-2 Facility” refers to the senior secured dollar term loan B facility in an original aggregate principal amount of approximately $768.6 million;

•	the term “Prior 2024 Term Loan Facilities” refers collectively to the Prior 2024 Term B-1 Loan Facility and the 2024 Term Loan B-2 Facility

•	the term “Restructuring Transactions” refers to those certain restructuring transactions that were effected in connection with the IPO, as described under “Prospectus Summary—Corporate Structure”;

•	the term “SEC” refers to the U.S. Securities and Exchange Commission;

•	the term “Securities Act” refers to the U.S. Securities Act of 1933, as amended;

•	the term “selling stockholders” refers to Carlyle Partners VII and the GIC Investor;

•	the term “Stockholders Agreement” refers to the stockholders agreement entered into by and among Carlyle Partners VII, the GIC Investor, certain of our other existing stockholders and the Company; and

•	the terms “we,” “us,” “our,” “its” and the “Company” refer to StandardAero, Inc., a Delaware corporation, and its consolidated subsidiaries.

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Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables and charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry, competitive position and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on March 12, 2025 (our “Annual Report”), incorporated by reference herein, and in “Cautionary Note Regarding Forward-Looking Statements” included in this prospectus and in our Annual Report and our Quarterly Report on Form 10-Q for the three months ended March 31, 2025 filed with the SEC on May 13, 2025 (our “Quarterly Report”), each incorporated by reference herein.

These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

TRADEMARKS

We own or otherwise have rights to the trademarks, service marks and trade names, including those mentioned in this prospectus, that we use in connection with the operation of our business. This prospectus includes trademarks which are protected under applicable intellectual property laws and are our property and/or the property of our subsidiaries. This prospectus also contains trademarks, service marks and trade names of other companies, which are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ® and TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

NON-GAAP FINANCIAL MEASURES

We present Adjusted EBITDA and Adjusted EBITDA Margin in this prospectus because we believe such measures provide investors with additional information to measure our performance. Please refer to the section entitled “Prospectus Summary—Summary Historical Consolidated Financial Information” for an explanation on why we use these non-GAAP financial measures, their definitions, their limitations and reconciliations to their nearest GAAP financial measures.

Because of their limitations, these non-GAAP financial measures are not intended as alternatives to GAAP financial measures as indicators of our operating performance and should not be considered as measures of cash

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available to us to invest in the growth of our business or that will be available to us to meet our obligations. We compensate for these limitations by using these non-GAAP financial measures along with other comparative tools, together with GAAP financial measures, to assist in the evaluation of operating performance.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules.

We file annual, quarterly and special reports and other information with the SEC. Our filings with the SEC are available to the public on the SEC’s website at http://www.sec.gov. Those filings are also available to the public on, or accessible through, our website under the heading “Investor Relations” at www.standardaero.com. The information contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.

INCORPORATION BY REFERENCE

The rules of the SEC allow us to incorporate by reference information we file with the SEC. This means that we are disclosing important information to you by referring to other documents. The information incorporated by reference is considered to be part of this prospectus. To the extent there are inconsistencies between the information contained in this prospectus and the information contained in the documents filed with the SEC prior to the date of this prospectus and incorporated by reference, the information in this prospectus shall be deemed to supersede the information in such incorporated documents. We incorporate by reference the documents and information listed below:

•	our Annual Report filed with the SEC on March 12, 2025;

•	our Quarterly Report filed with the SEC on May 13, 2025;

•

the information specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 from our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 25, 2025 (the “2025 Proxy Statement”); and

•	our Current Report on Form 8-K filed with the SEC on February 20, 2025.

If we have incorporated by reference any statement or information in this prospectus and we subsequently modify that statement or information with information contained in this prospectus, the statement or information previously incorporated in this prospectus is also modified or superseded in the same manner. We will provide without charge to each person to whom a copy of this prospectus has been delivered, a copy of any and all of these filings. You may request a copy of these filings by writing to us at:

Investor Relations

StandardAero, Inc.

6710 North Scottsdale Road, Suite 250

Scottsdale, AZ 85253

e-mail: investors@standardaero.com

Exhibits to any documents incorporated by reference in this prospectus will not be sent, however, unless those exhibits have been specifically referenced in this prospectus.

v

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus and the information incorporated by reference herein. In particular, you should carefully read the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” and the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated historical financial statements and the accompanying notes included in our Annual Report and our unaudited condensed consolidated historical financial statements and the accompanying notes included in our Quarterly Report, each incorporated by reference herein.

StandardAero – A Global Leader in the Highly Attractive Aerospace Engine Aftermarket Sector

We believe that we are the world’s largest independent, pure-play provider of aerospace engine aftermarket services for fixed and rotary wing aircraft, serving the commercial, military and business aviation end markets. We provide a comprehensive suite of critical, value-added aftermarket solutions, including scheduled and unscheduled engine maintenance, repair and overhaul, engine component repair, on-wing and field service support, asset management and engineering solutions. We serve a crucial role in the engine aftermarket value chain, connecting engine original equipment manufacturers (“OEMs”) with aircraft operators through our aftermarket services, maintaining longstanding relationships with both. We command a leading reputation that is based upon our strong track record of safety, reliability and operational performance built over our more than 100 years of successful operations in the aerospace aftermarket.

Our business consists of an attractive mix of end markets, customers and engine platforms. Our revenue is highly diversified across the commercial, military and business aviation end markets. We believe this diversification provides us with significant resiliency, while affording us the ability to take advantage of new business opportunities that arise. In addition, diversification across engine OEMs and platforms reduces our exposure to idiosyncratic events that may impact demand related to a specific aircraft or engine type.

Within our markets, we hold leadership positions on most of the engine platforms we serve, with an estimated 80% of our Engine Services sales in 2024 from engine platforms where we hold #1 or #2 positions globally. Our platform portfolio consists of a healthy mix of mature, growth and next generation programs and includes many of the engines that power the world’s most prevalent aircraft. For example, we provide support for the CFM56, which powers the Boeing 737NG and Airbus A320ceo family narrowbody aircraft and currently has the largest installed base of any engine platform, the LEAP-1A/-1B, which power the next generation of narrowbody aircraft and are expected to become the most widely fielded platform family in the world by the early 2030s, and the CF34, which powers many of the world’s most utilized regional jets. On several platforms, we hold contracts directly with the OEM that designates us as the primary or sole outsourced provider of maintenance services for the engine. Furthermore, with approximately 77% of our revenue in the year ended December 31, 2024 derived from long-term contractual agreements, our financial profile is characterized by a significant amount of predictable, recurring revenue supported by the highly regulated nature of aircraft engine maintenance requirements.

We are also one of the largest independent engine component repair platforms globally, providing services to commercial aerospace, military, land and marine and oil and gas end markets. We have made substantial investments in our Component Repair Services business, which provides attractive margins, significant growth

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opportunities and synergies with our Engine Services business. The following charts detail our business mix for the three months ended March 31, 2025:

(1)

For a discussion of Segment Adjusted EBITDA, see the section of our Quarterly Report entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Segment Results” and Note 18, “Segment information” to our unaudited condensed consolidated financial statements, incorporated by reference herein.

Core to our strategy is our positioning as an OEM-aligned and independent service provider of aftermarket services. Our OEM-aligned strategy, coupled with our scale and service performance, entrenches us as a trusted and preferred partner to every major OEM, including GE Aerospace, CFM International, Pratt & Whitney, Rolls-Royce, Honeywell and Safran. We hold long-term OEM licenses and authorizations to provide aftermarket support for all of the engine platforms that we service, and we believe we have a 100% historical success rate on the OEM licenses and authorizations we sought to retain upon their expiration. Our status as an independent services provider, not affiliated with any single OEM or airline operator, provides us with diversification and enhances the value proposition that we can offer to customers. These factors are critical drivers of our ability to cultivate decades-long relationships with many of our approximately 5,000 customers globally.

The engine aftermarket solutions we provide are mission-critical to our customers’ flight operations and our OEM partners’ businesses. Furthermore, aerospace engine maintenance is highly specialized and requires significant investment over years to obtain the necessary infrastructure, tooling and skilled engineering expertise. New entrants must obtain extensive approvals and certifications from government regulators and OEMs, who award licenses and authorizations for each engine platform separately. As of March 31, 2025, we operate with OEM licenses and authorizations to perform critical maintenance and overhaul work on over 40 key engine platforms. These licenses and authorizations typically provide us with preferred access to OEM parts and technical information, OEM warranty support and use of the OEM name in marketing and create the foundation for the sharing of closely guarded intellectual property as well as market and customer insights.

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The following table summarizes select key customers and platforms across our businesses:

Engine Services			Component Repair Services
	Commercial Aerospace	Military & Helicopter	Business Aviation	
Key Customers	cfm, DELTA, GE Aerospace, Pratt & Whitney (An RTX Business), Rolls-Royce, SkyWest, Southwest, UPS, UNITED	U.S. AIR FORCE, Rolls-Royce, AIRBUS HELICOPTERS, Ministry of Defence	JSSI, NETJETS, XOJET, Honeywell	American Airlines, MTU Aero Engines, Pratt & Whitney (An RTX Business), GE Aerospace, Rolls-Royce, SAFRAN
Key Platforms	LEAP-1A/B, CFM56-7B, RB211-535, CF34-3/8, PW100/150, AE3007	T56, J85, AE2100, F135, AE1107, T700	TFE731, PW300, HTF7000, Tay611, PW500	LEAP-1A/B, RB211-535, CFM56, CF6, PW4000, V2500
Key Highlights	• #1 independent aftermarket services provider on the majority of platforms served • First independent LEAP Premier MRO provider in the Americas	• #1 engine aftermarket provider on virtually all platforms served in the military and helicopter end markets • Diversified across fighter, transport and helicopter platforms	• #1 independent aftermarket services provider on the majority of platforms served • Capabilities across large, mid-size and small cabin business jet platforms	• One of the largest independent engine component repair providers globally • Significant differentiator with complementary suite of advanced capabilities and IP

As of March 31, 2025, we employed approximately 7,800 people across over 50 facilities around the globe. We believe our scaled, global footprint is well-aligned to the global nature of our OEM partners and aircraft operator customers and positions us well to win business and support growing global demand for our aerospace engine maintenance services.

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The following map details our facilities and highlights the global nature of our business reach and operational footprint:

Headquarters: Scottsdale, AZ
Major Operating Locations

For the year ended December 31, 2024, we generated revenue of $5,237.2 million (reflecting a $673.9 million, or 14.8%, increase from $4,563.3 million for the year ended December 31, 2023), net income of $11.0 million (reflecting $46.1 million change from a net loss of $35.1 million for the year ended December 31, 2023) and Adjusted EBITDA of $690.5 million (reflecting a $129.4 million, or 23%, increase from $561.1 million for the year ended December 31, 2023). For the three months ended March 31, 2025, we generated revenue of $1,435.6 million (reflecting a $199.9 million, or 16.2% increase from $1,235.7 million for the three months ended March 31, 2024), net income of $62.9 million (reflecting a $59.8 million increase from $3.2 million for the three months ended March 31, 2024) and Adjusted EBITDA of $198.2 million (reflecting a $32.6 million, or 19.7%, increase from $165.6 million for the three months ended March 31, 2024). As of March 31, 2025, we had total indebtedness outstanding of $2,373.8 million, including $2,354.4 million under the New Credit Agreement.

Given the nature of engine maintenance and the structure of certain of our agreements, a significant portion of our costs of sales consists of new OEM materials that are included in the engines we service and are often passed through to end customers at minimal or no mark-up, impacting our reported margins.

Our value creation strategy includes a combination of organic growth initiatives on our existing platforms, pursuit of new platform programs, and investment in value-accretive acquisitions. For our existing business, we focus on developing new capabilities and on ways to continuously improve operational performance to enhance our competitiveness, accelerate growth and increase margins. Over the last five years, we have invested to significantly expand our engine component repair services business, which enjoys higher margins than and is synergistic with our engine services business. We have also invested to expand our capacity and competitiveness on the CFM56 platform, the largest engine platform in the world today, including establishing a new CFM56-dedicated Center of Excellence facility in Dallas, Texas, which officially opened in the second half of 2024, to service the growing demand on that platform.

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Another significant pillar to our growth is the expansion into new engine platforms that create value for us and for our customers. Since 2016, we have been awarded licenses and authorizations and established capabilities on eight new platforms across our end markets. Most notably, in March 2023 we became the first independent aftermarket service provider in North America to join CFM International Inc.’s (“CFM”) authorized service network for the LEAP-1A and LEAP-1B engines through the award of a long-term CFM Branded Service Agreement (“CBSA”). The LEAP-1A and LEAP-1B engines power the Airbus A320neo family and the Boeing 737MAX series aircraft, respectively, and are expected to become by far the largest engine platform family in the world, accounting for over 35% share of the world’s installed base of engines by 2033. We are one of only a select few of such CBSA licensees in the world, which provides us with official designation by CFM as a ‘Premier MRO’ for LEAP engines and which affords us significant competitive benefits and support from CFM, as well as the ability to develop and provide additional component repair on the engines that we service and to external parties. The CBSA has the potential to be the largest award in the Company’s history, and we believe it positions us to achieve above-market growth as LEAP engines experience a significant ramp up in demand over the next decade and beyond.

Industrialization of our LEAP dedicated overhaul line at our flagship 810,000 square foot facility in San Antonio, Texas, is underway with significant progress to date. During 2024, we completed test cell correlations for both the LEAP-1A and LEAP-1B, received maintenance organization approval from the Civil Aviation Administration of China (CAAC) for LEAP maintenance, fully developed over 260 LEAP component repairs across our Component Repair Services facilities, and inducted our first LEAP engines for shop visits. Furthermore, to date we have signed agreements with 14 different LEAP operator customers, which we estimate will generate over $1 billion in total revenues for us over the life of the agreements.

Alongside this organic investment, over the past seven years we have successfully completed 11 strategic acquisitions. Our disciplined approach to evaluating and executing M&A focuses on companies that add strategic engine platforms, new capabilities and intellectual property, and reach into targeted customers and geographies where we have an opportunity to accelerate the growth and financial performance of the combined businesses.

We have a proven playbook for integrating new acquisitions and achieving significant synergies, which has enabled us to acquire businesses at attractive valuations on a post-synergy basis. We operate in highly fragmented markets, which has historically provided ample acquisition opportunities to grow and enhance our platform and achieve compounding returns. On August 23, 2024, we completed the acquisition of Aero Turbine Inc. (“Aero Turbine”), a provider of engine component repair and other value-added engine aftermarket services for U.S. and international customers. Aero Turbine adds highly complementary component repair and source approval request (“SAR”) capabilities on strategic military platforms.

The Market for Engine Aftermarket Services

The global aerospace industry, spanning the commercial, military and business aviation sectors, has historically achieved growth in excess of GDP growth driven by secular tailwinds such as globalization, growing middle-class populations and wealth, increasing demand for leisure travel, growth in corporate earnings and technological advancements in aviation that make air travel more accessible.

Given this strong growth trajectory, a robust aerospace aftermarket is critical to support the global aircraft fleet. The aerospace aftermarket accounts for a significant portion of the total aerospace market and is expected to total over $280 billion in 2025. Within the aftermarket, one of the most crucial and fastest growing sub-segments is engine aftermarket services, which accounts for approximately 45% of the commercial aerospace aftermarket. The engine is one of the most expensive and critical components of an aircraft, requiring service at regular intervals to meet regulatory mandates and sustain required performance. As a result,

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aftermarket services for the engine require specialized expertise and advanced technology to ensure the reliability and efficiency of aerospace operations.

Engine aftermarket services include routine inspections and scheduled and unscheduled maintenance, repairs and overhauls to keep engines in optimal conditions. OEMs and regulatory bodies, including the FAA, set guidelines and regulatory requirements for engines to be considered airworthy, and engine aftermarket services tend to be highly predictable based on the utilization of an engine and the length of its time in service. Aircraft engines generally have a lifespan of 30 to 40+ years, during which they undergo multiple major maintenance events, referred to as shop visits, providing long and recurring revenue streams for aftermarket providers.

The engine services aftermarket has three types of participants: service divisions of engine OEMs, independent service providers and airline captive maintenance divisions. The main engine OEMs include GE Aerospace, CFM International, Pratt & Whitney, Rolls-Royce, Honeywell and Safran. While typically the focus of engine OEMs is to build new engines, produce spare parts for existing engines and develop next-generation platforms, OEMs also have divisions that provide service on their own engine platforms in order to support the installed base and generate technical insight into the performance of their engine models, particularly early in the platform lifecycle. Independent service providers like StandardAero are not affiliated with any one OEM or airline, are able to work on a wide range of engine platforms for many different customers and play a critical role in the ecosystem. Certain independent service providers receive authorizations to support specific engine platforms by the OEMs, who rely on them to build out a strong aftermarket network to support fleet customers. Some large commercial airlines, such as Delta, United and Lufthansa, maintain in-house service divisions that primarily focus on supporting aircraft and engine platforms flown by the affiliated airline. The majority of airlines do not have captive engine maintenance capabilities and depend upon third-party service providers for support.

Engine component repair services is a specialized and critical segment within the broader aerospace engine aftermarket. During the engine overhaul process, engines are disassembled into modules and piece parts that are then inspected. Damaged engine parts are then either replaced with new parts or repaired depending on the condition of the part and whether a repair is possible. Those repairs are either performed by the engine overhaul provider itself or outsourced to a specialized repair provider depending on the complexity of the repair and whether the overhaul provider has the necessary capability, equipment and intellectual property to perform the repair. We believe that demand for component repair services generally will grow in line with the broader engine aftermarket over the long-term. Part repairs often can be delivered more quickly than and at a significant discount to a new replacement engine part, resulting in a reduction in both cost and turnaround time for an engine overhaul and thereby creating value pricing opportunities that represent upside to market growth. The landscape of engine component repair providers is highly fragmented and includes the engine OEMs, airline captive maintenance operations and independent service providers. Often the most sophisticated and technically complex repairs are performed by the OEMs or certain independent service providers, like StandardAero, who are specifically authorized by the OEMs to perform them.

We primarily compete across three end markets within the engine aftermarket industry: commercial, military and helicopter, and business aviation.

Global commercial air traffic grew at a 5.6% CAGR over the last 40 years as well as over the 10 years ending in 2019 (prior to the COVID-19 pandemic), representing approximately twice the rate of global GDP growth over that timeframe. The global air traffic sector has demonstrated strong resiliency over the years, given that from 1978 through 2024 it only declined five times year-over-year and has never declined in consecutive years. The secular growth in air travel demand is expected to continue, driving the number of aircraft in service to increase by a 3.5% CAGR from 2023 to 2042, supported by record commercial aircraft OEM backlog levels. Additionally, a slower than expected schedule of OEM deliveries has extended the average life of the existing fleet and increased the associated requirements for maintenance services. Further, much of the maintenance that was deferred during the COVID-19 pandemic is coming due and can no longer be delayed, supporting additional

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growth in the aftermarket. Engine aftermarket services demand is also expected to increase materially through the remainder of the decade with a wave of upcoming shop visits, which is a function of a large number of engines delivered in the 2010s continuing to age and entering prime maintenance periods. For example, the CFM56 engine platform, which represents the largest engine platform fleet today with approximately 23,000 engines in service as of March 31, 2025, of which approximately 40% have yet to have experienced their first heavy shop visit, is expected to see significant growth in scheduled maintenance over the next several years. Additionally, many LEAP-1A/-1B engines, which were first delivered in 2016, have only recently started coming in for their first maintenance events. The LEAP platform is poised to become the largest engine platform globally (expected to comprise approximately 30,000 engines, representing over 35% of global fleet by 2033). As these new engines are introduced into the market, they will enter predictable and recurring maintenance cycles, boosting demand for engine aftermarket services.

In the military and helicopter end market, ongoing geopolitical tensions continue to drive significant defense investment. Amid evolving security challenges, aftermarket service providers are critical to ensuring readiness of defense forces globally. Sustainment remains a priority for the U.S. Department of Defense, with mission-readiness rates of military aircraft at record low levels of approximately 55%, as of the most recent study by the U.S. Government Accountability Office. Additionally, the COVID-19 pandemic and uncertain budgetary environments caused delays to the modernization of military aircraft fleets, resulting in a globally aging military aircraft fleet that requires higher levels of maintenance and an influx of aircraft upgrades and life extension programs.

In the business aviation end market, the COVID-19 pandemic accelerated a shift to private aviation, initially triggered by health and safety concerns and limited availability of commercial flights. While demand for private air travel has grown over the past five years, aircraft manufacturing has not kept pace. As a result, fleet utilization has increased significantly, and the market has shifted from private aircraft towards charter and fractional aircraft owned by fleet operators. The surge in activity and overall demand for business aviation has driven strong backlogs and production outlooks at the business jet OEMs, which underpins an outlook for sustained long term growth of the fleet. This strong fleet growth is expected to drive a continued increase in demand for business jet engine maintenance services.

Challenges

Our business is subject to a number of risks inherent to the commercial, military and helicopter, and business aviation end markets, including, among others, supply chain delays, which have in recent years impacted the availability of parts and ultimately engine throughput across all of our end markets and can cause significant production and delivery delays to any new or expanded product or engine platforms and affect our ability to provide aftermarket support and services to our customers; decreases in budget, spending or outsourcing by our military end users; and increased costs of labor, equipment, raw materials, freight and utilities due to inflation, which we have experienced in recent years. Any number of these and other factors could impact our business, and there is no guarantee that our historical performance will be predictive of future operational and financial performance. For a description of the challenges we have faced and continue to face and the risks and limitations that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition, results of operations, cash flows and prospects, see “Cautionary Note Regarding Forward-Looking Statements,” “—Summary of Risk Factors,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors and Trends Affecting Our Business” included elsewhere in this prospectus or in the documents incorporated by reference herein.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors, enable us to profitably grow our leading positions in each of our end markets and drive our continued success.

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Leading Independent Pure-Play Service Provider with Strategic Focus on the Aerospace Engine Aftermarket

Within the broader aerospace market, we are strategically focused on the aerospace engine aftermarket, which we believe is the largest and most attractive vertical of the aerospace aftermarket, characterized by its long tail of predictable and recurring revenue, as well as high technical complexity that affords significant competitive advantages and higher levels of profitability to scaled, capable and reputable providers. We believe that we are the largest independent, pure-play engine aftermarket services provider in the world. We provide critical aftermarket support to many of the most prolific engine platforms for fixed and rotary wing aircraft in the commercial, military and business aviation end markets. Our comprehensive suite of services includes scheduled and unscheduled engine maintenance, repair and overhaul, engine component repair, on-wing and field service support, asset management and engineering solutions. Our primary competitors include in-house service divisions of airlines, engine OEMs and other third-party service providers for most of whom engine aftermarket services is only a portion of their business, and we believe we are able to utilize our pure-play focus to guide our strategy and resources to best position our business to succeed within our attractive vertical.

Scaled Presence and World-Class Capabilities Built Through Decades of Investment

We believe our leading position in the aerospace industry is underpinned by our exceptional track record of past performance, our scaled global footprint and the extensive procedures and expertise we have developed and implemented over decades to ensure safety and reliability throughout our operations. Performing aerospace engine maintenance requires highly specialized technical expertise and is often supported by deep intellectual property and significant investment of time and resources to secure the necessary infrastructure, tooling and skilled engineering know-how. New entrants must obtain approvals and certifications from OEMs, customers and government regulators and must develop and demonstrate conformity with sophisticated production, quality and materials tracking systems. Additionally, OEM services authorizations are often difficult to obtain and require advanced technological capabilities, experience-based industry knowledge and substantial capital investment, and are typically awarded by OEMs for each engine platform separately. As of March 31, 2025, we operate over 50 facilities with 55 test cells globally, which would require substantial capital investment to replicate. We employ approximately 7,800 highly skilled employees and maintain OEM licenses and authorizations that allow us to service over 40 distinct engine platforms. Furthermore, our extensive engine component repair capabilities allow us to reduce turnaround times and costs for customers, significantly enhancing our value proposition.

Longstanding Customer Relationships with Leading, Entrenched Positions on Critical Engine Platforms

Efficient completion of maintenance and repairs in a comprehensive and timely manner is a significant focus of aircraft operators and OEMs alike. Over our 100+ year history, we have developed multi-decade relationships with hundreds of customers, which include the largest global and regional aircraft operators across the commercial, military and helicopter, and business aviation end markets. We believe these customers choose StandardAero due to our exemplary track record of safety, quality, high reliability, performance and knowledgeable technical support.

We maintain equally strong relationships with and are a trusted partner to every top aerospace engine OEM, including GE Aerospace, CFM International, Pratt & Whitney, Rolls-Royce, Honeywell and have obtained long-term OEM licenses and authorizations to provide aftermarket support for all of the engine platforms that we service. These licenses and authorizations provide us access to OEM technical data, technical support and training, and often favorable commercial terms. Once awarded, we believe we have a 100% historical success rate on the OEM licenses and authorizations we sought to retain upon their expiration.

We have leveraged our relationships, track record and scale to build market leading positions on the platforms that we service. We estimate that 80% of our Engine Services sales in 2024 were derived from our work on engine platforms where we hold #1 or #2 positions globally. Additionally, we hold exclusive or

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semi-exclusive licenses directly with the OEM as the only independent service provider in North America officially authorized to service a number of our platforms, including the Rolls-Royce RB211-535, AE 1107, AE 2100 and AE 3007, the Honeywell HTF7000 and the Safran Arriel, and are the first independent service provider in the Americas to hold an official CBSA license from CFM International on the LEAP-1A and LEAP-1B engines.

Our deep customer relationships underpin the long-term visibility and growth of our business model. For the year ended December 31, 2024, approximately 77% of our revenue was derived from customers with whom we have long-term agreements. Of our remaining transactional business, a significant portion stems from repeat customers. We believe our highly responsive customer and technical support, quality work, track record of consistent on-time delivery and post-overhaul product reliability have driven exceptional customer retention.

Proven Playbook to Capture and Execute New Platform Opportunities

We have a strong track record of successfully cultivating or acquiring access to new platforms, customers and geographies. Since 2016, we have been awarded OEM licenses and authorizations for eight unique engine programs and have developed approximately 2,500 new component repairs. Once awarded, we have a proven process to complete necessary industrialization and induct engines at what we believe to be industry leading efficiency. In October 2023, we received FAA Operations Specifications approval for our new LEAP engine line, six months after receiving our CBSA license and three months ahead of schedule. In 2021, after receiving a major new platform award for the J85 engine from the US Air Force (“USAF”), we rapidly stood-up a dedicated team at our San Antonio facility and correlated USAF “Gold” rated J85 test cells within 10 months of our initial contract award. We believe our commercial excellence culture coupled with our predictive analytics model will enable an approximate 25% increase in time on wing for the J85 engine and a significant increase in throughput of engines each month. This proven track record of successful operation and execution provides us significant credibility with OEMs when discussing new platforms. We remain in constant dialogue with every major OEM and continuously evaluate our pipeline for attractive new engine platform industrialization opportunities.

Resilient Business Model Highly Diversified Across Segments of the Aerospace Engine Aftermarket

We are focused on the aerospace engine aftermarket, which is highly resilient and driven by strict OEM and regulatory requirements for the inspection and maintenance of aircraft engines across their well-defined lifecycle phases. The complex and recurring nature of our engine repair work on behalf of our customers precipitates the use of long-term contracts to secure slot availability and pricing terms, which further contributes to the predictable and recurring nature of our revenue.

In addition, our business is well diversified across commercial, military and business aviation markets. We operate with OEM licenses and authorizations that allow us to service over 40 engine platforms, with the largest engine platform accounting for approximately 13% and 19% of our Engine Services revenue in the year ended December 31, 2024 and in the three months ended March 31, 2025, respectively. We maintain a strong reputation with all OEMs, longstanding relationships with a large and diverse customer base and leading market positions on most platforms that we service, all of which contribute to the stability of our business model. Our business is further insulated by our flexible cost structure, which allows us to scale up and down our operations to reflect market demand. Our primary expenses are comprised of engine materials (a significant portion of which is pure passthrough with minimal mark-up) and value-added labor, both of which are variable and provide through-the-cycle margin protection. The resiliency of our well-diversified business was on full display during the COVID-19 pandemic.

Ability to Execute and Integrate Acquisitions in a Highly Fragmented Industry

We maintain a rigorous approach to M&A and actively maintain a robust pipeline of actionable opportunities. We expect our disciplined acquisition strategy and integration playbook will continue to be a key

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driver in growing our revenue by expanding our capabilities, engine platforms and geographic footprint. Complementing our organic growth, we have completed 11 value-enhancing acquisitions since 2017, each expanding our reach through the addition of new engine platforms, customers, capabilities, or geographies. On August 23, 2024, we acquired Aero Turbine, a provider of engine component repair and other value-added engine aftermarket services that adds highly complementary component repair and SAR capabilities and expertise on strategic military platforms.

Premier Management Team with a Track Record of Success

Our premier management team, led by Chief Executive Officer & Chairman Russell Ford, has extensive managerial, operational and financial experience. Our leadership team has a proven track record of expanding our portfolio of aeroengine aftermarket programs and capabilities, strengthening our relationships with key OEMs and customers, implementing operational initiatives to drive lower costs for our customers and increasing profitability for our stockholders. We believe our established culture of safety and continuous improvement, our track record of operational success and our clearly defined strategy for organic and inorganic-driven growth position us for significant further earnings growth.

Our Growth Strategies

Our core strategy is to continue to build on our position as the leading independent, pure-play engine aftermarket services provider for commercial, military and business aircraft with best-in-class component repair capabilities. Our continued success in driving above-market growth across each of these end markets is built upon the following strategies:

Leverage Strategic Investments to Capitalize on Market Tailwinds and Capture Share on High-Growth Platforms

We have invested significantly to expand our capacity and build out our core engine maintenance capabilities. We believe this investment will enable us not only to meet the robust demand growth expected in the aerospace engine aftermarket but also to capture share on the engine platforms that we serve, particularly the CFM56-7B and the LEAP-1A/-1B. The CFM56 is the most prolific engine platform in the world today, with approximately 23,000 engines in service powering all Boeing 737NG and approximately 60% of Airbus A320ceo family of aircraft. We have invested over $100 million since 2022 to expand our capabilities and more than double our shop visit capacity on the CFM56-7B engine through a new greenfield CFM56 Center of Excellence in Dallas, Texas. These investments have positioned us to capture significant share on the CFM56 platform as maintenance events visits are expected to significantly ramp up in 2025 and beyond. We are currently investing over $100 million to position ourselves as a leader on the growing LEAP-1A/-1B platform which is expected to overtake the CFM56 as the world’s most widely fielded engine platform over the next decade and account for over 35% the global installed base by 2033. We believe we are advantageously positioned to capture outsized share on this high-growth platform as the first independent CBSA license holder in the Americas. In addition, in 2024 we signed an agreement that expands our license and relationship with GE Aerospace on the CF34 engine, the largest regional jet engine platform in the world, and announced the expansion of our facility in Augusta, Georgia, to enhance our capability and capacity to serve business aviation customers.

We have also invested over $500 million since 2017 to scale our Component Repair Services business into one of the largest independent engine component repair businesses worldwide, developing approximately 2,000 new repairs and significantly expanding our capability offering organically and through targeted acquisitions. We plan to continue leveraging our component repair expertise to strengthen the value proposition of our Engine

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Services business by reducing costs and improving turnaround times while also growing third-party repair sales which are highly accretive to our overall enterprise. We believe we are in the early innings of realizing the growth potential of these recent strategic investments.

Execute on Identified Performance Excellence Initiatives

Continuous improvement is fundamental to our business model and our corporate culture. We frequently review opportunities to deliver our quality repair services at a lower total cost to our customers, improve our shop visit turnaround times and drive increased profitability. We have identified opportunities to advance these goals through increased insourcing of our external repair spend, a systematic and formalized adoption of value-based pricing, increased utilization of Used Serviceable Material (“USM”) and other strategic sourcing initiatives. We expect these performance enhancement initiatives and similar actions will continue to drive improved profitability and outcomes for our customers.

Capitalize on OEM Relationships to Win New Engine Programs

We believe there is large and growing demand for the engine aftermarket and engine component repair services we provide. This growth will enable us to leverage our reputation as a trusted partner and independent industry leader to enter into new authorizations with OEMs on future engine programs. We engage regularly in dialogue with OEMs and evaluate each licensing opportunity in a disciplined and differentiated manner. Our approach is focused on ensuring high conviction of generating an attractive return on our investment with a structured new platform introduction process to mitigate execution risk. Since 2016, we have been awarded licenses and authorizations for eight engine programs. We intend to continue to leverage our premier reputation and credibility with OEMs to continue to grow the number of engine platforms that we service, further diversifying our sources of revenue and profitability.

Drive Additional Value Creation Through M&A

M&A is a core tenant of our value creation playbook. We maintain a robust pipeline of M&A opportunities, evaluate dozens of potential acquisitions each year and have completed 11 highly complementary acquisitions since 2017. Through these acquisitions, we have successfully added new platforms, customers, capabilities and intellectual property and have expanded our geographic footprint. We have a systematic integration process that we employ to support our track record of successful integration, seamless onboarding of new facilities, customers and engine programs and realization of significant synergies with our existing business. We believe our markets are highly fragmented with many attractive opportunities for continued acquisitions. We also believe that our market presence, scale and expertise in establishing and executing engine aftermarket services makes us an attractive joint venture partner, particularly in emerging markets which require capital and expertise to capitalize on significant growth opportunities. We intend to continue to pursue growth via M&A, evaluating each opportunity within our existing strategic framework, with focus on long-term equity value appreciation.

Summary Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider the risks discussed in the section entitled “Risk Factors” included elsewhere in this prospectus and in our Annual Report, including the following risks, before investing in our common stock:

•	risks related to conditions that affect the commercial and business aviation industries;

•	decreases in budget, spending or outsourcing by our military end-users;

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•	risks from any supply chain disruptions or loss of key suppliers;

•	increased costs of labor, equipment, raw materials, freight and utilities due to inflation;

•	future outbreaks and infectious diseases;

•	risks related to competition in the market in which we participate;

•	loss of an OEM authorization or license;

•	risks related to a significant portion of our revenue being derived from a small number of customers;

•	our ability to remediate effectively the material weaknesses identified in our internal control over financial reporting;

•	our ability to respond to changes in GAAP;

•	our or our third-party partners’ failure to protect confidential information;

•	data security incidents or disruptions to our IT systems and capabilities;

•	our ability to comply with laws relating to the handling of information about individuals;

•	changes to United States tariff and import/export regulations;

•	failure to maintain our regulatory approvals;

•	risks relating to our operations outside of North America;

•	failure to comply with government procurement laws and regulations;

•	any work stoppage, hiring, retention or succession issues with our senior management team and employees;

•	any strains on our resources due to the requirements of being a public company;

•	risks related to our substantial indebtedness;

•

risks related to this offering and ownership of our common stock, including the fact that Carlyle owns a significant amount of our voting power, and its interest in our business may be different than yours; and

•	other factors set forth under “Risk Factors” elsewhere in this prospectus and in our Annual Report.

Our Principal Stockholders

Our principal stockholders are certain investment funds affiliated with Carlyle and GIC. Founded in 1987, Carlyle is a global investment firm with deep industry expertise that deploys private capital across its business across three business segments: Global Private Equity, Global Credit and Global Investment Solutions. With $453 billion of assets under management as of March 31, 2025, Carlyle’s teams invest across a range of strategies that leverage its deep industry expertise, local insights and global resources to deliver attractive returns throughout an investment cycle. Carlyle employs more than 2,300 people in 29 offices across four continents.

Carlyle is a leading private equity investor in the aerospace, defense and government services sectors, having completed approximately 46 transactions representing approximately $12.3 billion in equity invested since inception.

GIC is a leading global investment firm established in 1981 to manage Singapore’s foreign reserves. A disciplined long-term value investor, GIC is uniquely positioned for investments across a wide range of asset classes, including equities, fixed income, private equity, real estate and infrastructure. In private equity, GIC invests through funds as well as directly in companies, partnering with its fund managers and management teams to help world class businesses achieve their objectives. GIC has investments in over 40 countries and has been investing in emerging markets for more than two decades. Headquartered in Singapore, GIC employs over 2,300 people across 11 offices in key financial cities worldwide.

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So long as Carlyle continues to control a majority of the voting power of our outstanding common stock, it will continue to control us and will have, among other things, the ability to approve or disapprove substantially all transactions and other matters requiring approval by stockholders, including the election of directors. You should consider that the interests of Carlyle may differ from your interests in material respects, and they may vote in a way with which you disagree and that may be adverse to your interests. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock” for more information.

Our Corporate Information

StandardAero, Inc. is a Delaware corporation incorporated on September 5, 2018. Our principal executive office is located at 6710 North Scottsdale Road, Suite 250, Scottsdale, AZ 85253, our phone number is + 1 (480) 377-3100 and our website is www.standardaero.com. We have included our website address in this prospectus as an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of, and should not be considered as being incorporated by reference into, this prospectus.

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THE OFFERING

Common stock offered by the selling stockholders	shares.

Selling stockholders	The selling stockholders identified in “Selling Stockholders.”

Use of proceeds	The selling stockholders will receive all of the net proceeds from the sale of shares of common stock pursuant to this prospectus. We will not receive any of the proceeds from the sale of common stock offered by the selling stockholders. See “Use of Proceeds.”

Stock exchange symbol	“SARO”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 17 of this prospectus and the risk factors in our Annual Report, incorporated by reference herein, for a discussion of factors you should carefully consider before investing in our common stock.

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SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth our summary historical consolidated financial information as of March 31, 2025 and December 31, 2024 and 2023, and for the three months ended March 31, 2025 and 2024, and the fiscal years ended December 31, 2024, 2023 and 2022.

The summary historical consolidated statements of operations data and summary historical consolidated statements of cash flow data presented below for the three months ended March 31, 2025 and 2024 and the consolidated balance sheet data as of March 31, 2025 have been derived from, and should be read together with, our unaudited condensed consolidated historical financial statements and the accompanying notes incorporated by reference herein. The summary historical consolidated statements of operations data and summary historical consolidated statements of cash flow data presented below for the years ended December 31, 2024, 2023 and 2022 and the consolidated balance sheet data as of December 31, 2024 and 2023 have been derived from, and should be read together with, our audited consolidated historical financial statements and the accompanying notes incorporated by reference herein.

This information is a summary only and should be read in conjunction with the sections herein entitled “Risk Factors,” as well as our Annual Report and Quarterly Report, including the sections therein entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated historical financial statements and the accompanying notes and our unaudited condensed consolidated historical financial statements and the accompanying notes, each incorporated by reference herein.

Our historical results are not necessarily indicative of results to be expected in future periods.

	Three Months Ended March 31,		Year Ended December 31,
	2025	2024	2024	2023	2022
(in millions, except share and per share data)
Consolidated statements of operations data:
Revenue	$1,435.6	$1,235.7	$5,237.2	$4,563.3	$4,150.5
Cost of revenue	1,217.9	1,054.3	4,483.0	3,928.0	3,604.8
Selling, general and administrative expenses	64.5	52.6	254.1	202.8	188.1
Amortization of intangible assets	24.3	23.3	95.4	93.7	93.7
Acquisition costs	—	—	1.4	1.5	1.3

Operating income	128.9	105.5	403.3	337.3	262.6
Interest expense	43.8	77.5	282.5	309.6	243.0
Refinancing costs	—	4.3	23.7	19.9	—
Loss on debt extinguishment	—	3.6	15.3	6.2	—
Other income	—	—	—	(3.5)	(2.4)

Income before income taxes	85.1	20.1	81.8	5.1	22.0
Income tax expense	22.2	16.9	70.8	40.2	43.0

Net income (loss)	$62.9	$3.2	$11.0	$(35.1)	$(21.0)

Per share data:
Earnings (Loss) per share
Basic	$0.19	$0.01	$0.04	$(0.13)	$(0.08)
Diluted	$0.19	$0.01	$0.04	$(0.13)	$(0.08)
Weighted-average common shares outstanding
Basic	328,439	275,175	288,415	275,175	275,175
Diluted	334,162	275,175	289,799	275,175	275,175

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	Three Months Ended March 31,	As of December 31,
	2025	2024	2023
	(in millions)
Consolidated balance sheet data:
Cash	$140.8	$102.6	$58.0
Total assets	6,496.1	6,213.6	5,759.4
Total liabilities	4,058.1	3,840.2	4,612.7
Debt, including current portion (1)	2,337.0	2,231.4	3,198.8
Total stockholders’ equity	2,438.0	2,373.4	1,146.7

(1)

Includes unamortized discounts of $21.6 million, $22.5 million and $26.9 million as of March 31, 2025, December 31, 2024 and 2023, respectively, and unamortized deferred finance charges of $15.1 million, $15.7 million and $33.6 million as of March 31, 2025, December 31, 2024 and 2023, respectively.

	Three Months Ended March 31,		Year Ended December 31,
	2025	2024	2024	2023	2022
	(in millions)
Consolidated statements of cash flows data:
Net cash provided by (used in) operating activities	$(24.0)	$(83.6)	$76.3	$67.9	$27.3
Net cash used in investing activities	(40.1)	(18.0)	(235.5)	(112.9)	(60.8)
Net cash provided by (used in) financing activities	102.4	77.5	203.8	(14.7)	(25.8)
Effect of exchange rate changes on cash	(0.1)	0.2	—	(2.4)	(3.8)

Net increase (decrease) in cash	38.2	(23.8)	44.6	(62.1)	(63.1)
Cash at beginning of period	102.6	58.0	58.0	120.1	183.2

Cash at end of period	$140.8	$34.2	$102.6	$58.0	$120.1

	Three Months Ended March 31,		Year Ended December 31,
	2025	2024	2024	2023	2022
	(in millions, except percentages)
Other data:(1)
Engine Services Segment Adjusted EBITDA (2)	$174.0	$150.0	$610.9	$519.1	$447.7
Component Repair Services Segment Adjusted EBITDA(2)	$47.4	$35.8	$154.7	$125.3	$96.7
Adjusted EBITDA (3)(5)	$198.2	$165.6	$690.5	$561.1	$475.4

Net income (loss) margin	4.4%	0.3%	0.2%	(0.8)%	(0.5)%
Adjusted EBITDA Margin (4)(5)	13.8%	13.4%	13.2%	12.3%	11.5%

(1)

In addition to our operating results calculated in accordance with GAAP, we use, and plan to continue using certain non-GAAP financial measures when monitoring and evaluating operating performance, including all of the measures presented in this table. The non-GAAP financial measures presented in this prospectus are supplemental measures of our performance that we believe help investors understand our financial condition and operating results and assess our future prospects. We believe that presenting these non-GAAP financial measures, in addition to the corresponding GAAP financial measures, are important supplemental measures that exclude non-cash or other items that may not be indicative of or are unrelated to our core operating results and the overall health of our company.

(2)

Segment Adjusted EBITDA is the Company’s segment measure of profit or loss as defined by ASC 280. Segment Adjusted EBITDA for each respective segment does not include unallocated corporate costs. For additional information regarding Segment Adjusted EBITDA, see Notes 24 and 18 “Segment information” to our

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audited consolidated financial statements included in our Annual Report and our unaudited condensed consolidated financial statements included in our Quarterly Report, respectively, incorporated by reference herein.
(3)

We define Adjusted EBITDA as net income (loss) before interest expense, income tax expense (benefit), depreciation and amortization, further adjusted for certain non-cash items that we may record each period, as well as non-recurring items such as acquisition costs, integration and severance costs, refinance fees, business transformation costs and other discrete expenses, when applicable. We believe that Adjusted EBITDA is an important metric for management and investors as it removes the impact of items that we do not believe are indicative of our core operating results or the overall health of our company and allows for consistent comparison of our operating results over time and relative to our peers.

(4)

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by total revenue. We believe that Adjusted EBITDA Margin is an important metric for management and investors as it removes the impact of items that we do not believe are indicative of our core operating results or the overall health of our company and allows for consistent comparison of our operating results over time and relative to our peers.

(5)	The following table presents a reconciliation of net income (loss) to Adjusted EBITDA and Adjusted EBITDA Margin:

	Three Months Ended March 31,		Year Ended December 31,
	2025	2024	2024	2023	2022
	(in millions, except percentages)
Net income (loss)	$62.9	$3.2	$11.0	$(35.1)	$(21.0)
Income tax expense	22.2	16.9	70.8	40.2	43.0
Depreciation and amortization	48.7	47.4	188.1	197.1	195.2
Interest expense	43.8	77.5	282.5	309.6	243.0
Business transformation costs (LEAP and CFM)(a)	12.9	10.2	43.2	11.4	—
IPO-related costs	—	—	26.9	—	—
Refinancing costs	—	4.3	23.7	19.9	—
Loss on debt extinguishment	—	3.6	15.3	6.2	—
Stock compensation (b)	2.0	—	17.4	—	—
Integration costs and severance (c)	1.4	0.3	2.8	1.4	4.7
Acquisition costs (d)	—	—	1.4	1.5	1.3
Other(e)	4.3	2.2	7.4	8.9	9.2

Adjusted EBITDA	$198.2	$165.6	$690.5	$561.1	$475.4

Revenue	$1,435.6	$1,235.7	$5,237.2	$4,563.3	$4,150.5
Net income (loss) margin	4.4%	0.3%	0.2%	(0.8)%	(0.5)%
Adjusted EBITDA Margin	13.8%	13.4%	13.2%	12.3%	11.5%

(a)	Represents new product industrialization costs with the business transformation of the LEAP 1A/1B engine line in San Antonio, Texas and the expansion of our CFM56 capabilities into Dallas, Texas.
(b)

Represents non-cash stock compensation expense associated with awards issued under 2019 Long-Term Incentive Plan in connection with Carlyle’s ownership. Because those awards do not vest until a liquidity event, the Company did not begin recognizing any associated stock compensation expense until the IPO on October 2, 2024, when a liquidity event became probable. See Note 19, “Stock Based Compensation” to our consolidated financial statements included in our Annual Report incorporated by reference herein for additional details.

(c)

Represents integration costs incurred, including any facility or platform consolidation associated with the integration of an acquisition that does not meet capitalization criteria and severance related to reduction in workforce or acquisitions. Examples of integration costs may include lease breakage or run-off fees, consulting costs, demolition costs or training costs.

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(d)	Represents transaction costs incurred in connection with planned and completed acquisitions, including legal and professional fees, debt arrangement fees and other third-party costs.
(e)

Represents other non-recurring costs including quarterly management fees payable to Carlyle Investment Management L.L.C. and Beamer Investment Inc. under consulting services agreements, representation and warranty insurance costs associated with acquisitions, and other non-comparable events to measure operating performance as these events arise outside of our ordinary course of continuing operations. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Consulting Services Agreements” for descriptions of the consulting services agreements with Carlyle Investment Management L.L.C. and Beamer Investment Inc.

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RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information contained in or incorporated by reference in this prospectus, including our audited consolidated historical financial statements and the related notes included in our Annual Report before deciding whether to purchase shares of our common stock. The occurrence of any of the events or developments described below or in our Annual Report could adversely affect our business, results of operations, financial condition and prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently believe are not material may also impair our business, results of operations, financial condition and prospects. The risks discussed below and in our Annual Report also contain forward-looking statements, and our actual results may differ materially from those discussed in these forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus and in our Annual Report.

Risks Related to this Offering and Ownership of Our Common Stock

Our share price may change significantly following this offering, and you may not be able to resell our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

The trading price of our common stock has experienced volatility and is likely to be volatile in the future. The stock market has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your common stock at or above the offering price due to a number of factors such as those listed in other portions of this “Risk Factors” section and in the “Risk Factors” section of our Annual Report incorporated by reference herein and the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance and growth, including financial estimates and investment recommendations by securities analysts and investors;

•	changes in the perception of our brand or industry;

•	declines in the market prices of stocks generally;

•	strategic actions by us or our competitors;

•	announcements by us or our competitors of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

•	changes in general economic or market conditions or trends in our industry or markets;

•	changes in business or regulatory conditions;

•	additions or departures of key management personnel;

•	future sales of our common stock or other securities by us or our stockholders, or the perception of such future sales;

•	investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	announcements relating to litigation;

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•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	the sustainability of an active trading market for our common stock;

•	changes in accounting principles; and

•	other events or factors, including those resulting from natural disasters, pandemics, epidemics, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may materially adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock are low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were to become involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

Carlyle owns a significant amount of our voting power, and their interests in our business may be different than yours.

Carlyle currently owns approximately 54.1% of our common stock. Pursuant to the Stockholders Agreement, Carlyle has the right to designate eight of our nine directors and will continue to have the right to designate a majority of our directors until it owns less than 25% of our outstanding shares of common stock. See “Certain Relationships and Related Party Transactions.” As a result, Carlyle or its nominees to the board of directors have the ability to strongly influence or effectively control the appointment of our management, the entering into of mergers, sales of substantially all of our assets and other extraordinary transactions and influence amendments to our certificate of incorporation. Although Carlyle will no longer own a majority of our common stock, they will have the ability to strongly influence the vote in any election of directors and could have the ability to influence any transaction that requires stockholder approval regardless of whether others believe the transaction is in our best interests. In any of these matters, the interests of Carlyle may differ from or conflict with the interests of our other stockholders. Moreover, this concentration of stock ownership may also adversely affect the trading price for our common stock to the extent investors perceive disadvantages in owning stock of a company with a large stockholder.

We have historically paid Carlyle an annual fee for certain advisory and consulting services pursuant to a consulting services agreement. In connection with the IPO, the consulting services agreement was amended and restated and is in full force and effect until the earlier of the second anniversary of the consummation of the IPO and the date on which Carlyle Investment Management L.L.C. and its affiliates collectively and beneficially own, directly or indirectly, less than 10% of our outstanding common stock. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Consulting Services Agreements” for a description of the consulting services agreement. In addition, Carlyle is in the business of making investments in companies and may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential customers. Carlyle may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue.

So long as Carlyle continues to own a majority of our common stock, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE and the rules of the SEC. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our board of directors consist of “independent directors” as defined under the rules of the NYSE;

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•

the requirement that we have a compensation committee that is composed entirely of directors who meet the NYSE independence standards for compensation committee members and that we adopt with a written charter addressing the committee’s purpose and responsibilities;

•

the requirement that our director nominations be made, or recommended to our full board of directors, by our independent directors or by a nominations committee that consists entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

We may rely on some or all of these exemptions for so long as we remain a “controlled company.” As a result, in the future, our board of directors and those committees may have more directors who do not meet the NYSE’s independence standards than they would if those standards were to apply. The independence standards are intended to ensure that directors who meet those standards are free of any conflicting interest that could influence their actions as directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Future sales, or the perception of future sales, by us or our stockholders could cause the market price for our common stock to decline.

The sale of our common stock, or the perception that such sales could occur, could harm the prevailing market price of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We currently have a total of 334,461,630 shares of common stock outstanding. The shares held by the selling stockholders are being registered pursuant to the registration statement of which this prospectus forms a part, resulting in such shares becoming freely tradable without restriction or further registration under the Securities Act, except for any shares common stock held by our affiliates, as that term is defined under Rule 144 of the Securities Act (“Rule 144”), including certain of our directors, executive officers and other affiliates (including Carlyle), which may be sold only in compliance with certain limitations.

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our common stock or other securities.

In addition, our shares of common stock reserved for future issuance under the Prior Plan, the 2024 Plan and the ESPP will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and Rule 144, as applicable.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you and the securities issued may have rights that are senior to our common stock.

Our ability to raise capital in the future may be limited.

We have historically funded our operations since our founding primarily through debt financings and cash generated from our operations. We intend to continue to make investments to support our growth and may require additional funds for such development, and additionally, our business and operations may consume

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resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms, or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements or invest in future growth opportunities. In particular, macroeconomic factors, including interest rate increases and bank failures have caused disruption in the credit and financial markets in the United States and worldwide, which may reduce our ability to access capital and negatively affect our liquidity in the future. If we are unable to obtain adequate financing or financing on terms satisfactory to us, our ability to develop our offerings, support our business growth, and respond to business challenges could be significantly impaired, and our business may be adversely affected.

If we issue new debt securities, the debt holders would have rights senior to common stockholders to make claims on our assets, and any debt financing we secure may have higher interest rates and could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, existing stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

If securities analysts do not publish research or reports about our business or if they downgrade our common stock or our industry, or if there is any fluctuation in our credit rating, the price of our common stock and trading volume could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business or industry. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our common stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business or industry, the price of our common stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause the price of our common stock or trading volume to decline.

Additionally, any fluctuation in the credit rating of us or our subsidiaries may impact our ability to access debt markets in the future or increase our cost of future debt, which could have a material adverse effect on our operations and financial condition, which in return, may adversely affect the trading price of shares of our common stock.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws, as well as provisions of the Delaware General Corporation Law (the “DGCL”), could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions include:

•	establishing a classified board of directors such that not all members of the board are elected at one time;

•

allowing the total number of directors to be determined exclusively (subject to the rights of holders of any series of preferred stock to elect additional directors) by resolution of our board of directors, except that for so long as Carlyle has the right to designate at least one director to the board of directors pursuant to the Stockholders Agreement, the prior written consent of Carlyle is required in order to increase the number of directors to a number exceeding nine;

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•

granting to our board of directors the sole power (subject to the rights of holders of any series of preferred stock or rights granted pursuant to the Stockholders Agreement) to fill any vacancy on the board of directors, except that (i) for so long as Carlyle beneficially owns at least 40% of the voting power of our common stock, any vacancies on the board of directors may also be filled by the stockholders and (ii) for so long as the Stockholders Agreement remains in effect, Carlyle will have the right to fill any vacancy resulting from the death, removal or resignation of a director designated by Carlyle as long as Carlyle continues to have the right to designate such director position;

•	limiting the ability of stockholders to remove directors without cause;

•	authorizing the issuance of “blank check” preferred stock by our board of directors, without further stockholder approval, to thwart a takeover attempt;

•

prohibiting stockholder action by written consent (and, thus, requiring that all stockholder actions be taken at a meeting of our stockholders) if Carlyle ceases to beneficially own at least 40% of the voting power of our common stock;

•

eliminating the ability of stockholders to call a special meeting of stockholders, except that a special meeting of stockholders may be called by the board of directors or the chairperson of the board of directors at the request of Carlyle for so long as Carlyle beneficially owns at least 40% of the voting power of our common stock;

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at annual stockholder meetings; and

•

requiring the approval of the holders of at least two-thirds of the voting power of all outstanding stock entitled to vote thereon, voting together as a single class, to amend or repeal our amended and restated certificate of incorporation or amended and restated bylaws if Carlyle ceases to beneficially own at least 40% of the voting power of our common stock.

Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person, individually or together with any other interested stockholder, who owns or within the last three years has owned 15% of our voting stock, unless the business combination is approved in a prescribed manner. We have elected to opt out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains a provision that is of similar effect, except that it will exempt from its scope Carlyle, and any of its direct or indirect transferees and any group as to which such persons or entities are a party, as described under “Description of Capital Stock—Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law—Business Combinations.”

In addition, Carlyle has the right to designate eight of our nine directors and will continue to have the right to designate a majority of our directors until it owns less than 25% of our outstanding shares of common stock.

These provisions could discourage, delay or prevent a transaction involving a change in control of the Company. They could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire.

Our board of directors is authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our amended and restated certificate of incorporation authorizes our board of directors, without the approval of our stockholders, to issue shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences, and rights of the shares of each such series, and the

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qualifications, limitations, or restrictions thereof. The powers, preferences, and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.

Our amended and restated certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities.

Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of Carlyle, the GIC Investor or any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates has any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Carlyle, the GIC Investor or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person has no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. For example, a director of our company who also serves as an officer, director, employee, agent, stockholder, member, partner or affiliate of Carlyle or its affiliates, or any of their respective portfolio companies or affiliated funds may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by Carlyle or the GIC Investor to itself or its affiliates or its respective portfolio companies or affiliated funds instead of to us.

We currently do not intend to declare dividends on our common stock in the foreseeable future and, as a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We currently do not expect to declare any dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used to support our operations and to finance the growth and development of our business. Any determination to declare or pay dividends in the future will be at the discretion of our board of directors, subject to applicable laws and dependent upon a number of factors, including our earnings, capital requirements and overall financial conditions. In addition, because we are a holding company, our ability to pay dividends on our common stock may be limited by restrictions on our ability to obtain sufficient funds through dividends from subsidiaries, including restrictions under the covenants of the New Credit Agreement, and may be further restricted by the terms of any future debt or preferred securities. Accordingly, your only opportunity to achieve a return on your investment in the Company may be if the market price of our common stock appreciates and you sell your common stock at a profit. The market price for our common stock may never exceed, and may fall below, the price that you pay for such common stock.

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that the Court of Chancery of the State of Delaware or federal district courts of the United States are sole and exclusive forum for certain types of lawsuit, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us, our directors, officers or employees.

Our amended and restated certificate of incorporation and amended and restated bylaws require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our directors, officers, employees or agents, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine will have to be brought only in the Court of Chancery of the State of Delaware (or the federal district court for the District of Delaware or other state

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courts of the State of Delaware if the Court of Chancery in the State of Delaware does not have jurisdiction). Our amended and restated certificate of incorporation and amended and restated bylaws also require that the federal district courts of the United States of America are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. These provisions do not apply to any suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal courts of the United States have exclusive jurisdiction, subject to applicable law.

The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our current or former directors, officers, other employees, agents, or stockholders, which may discourage such claims against us or any of our current or former directors, officers, other employees, agents, or stockholders and result in increased costs for investors to bring such a claim. We believe these provisions may benefit us by providing increased consistency in the application of the DGCL and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums, and protection against the burdens of multi-forum litigation. If a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation or our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, results of operations, financial condition and prospects.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “predict,” “project,” “potential,” “should,” “will,” or “would” and/or the negative of these terms, or other comparable terminology intended to identify statements about the future. They appear in a number of places throughout this prospectus and in our Annual Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, the industry in which we operate and other information that is not historical information. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, our Annual Report and our Quarterly Report, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. Factors that could cause actual results to differ materially from those forward-looking statements included in this prospectus, our Annual Report or our Quarterly Report include, among others:

•	risks related to conditions that affect the commercial and business aviation industries;

•	decreases in budget, spending or outsourcing by our military end-users;

•	risks from any supply chain disruptions or loss of key suppliers;

•	increased costs of labor, equipment, raw materials, freight and utilities due to inflation;

•	future outbreaks and infectious diseases;

•	risks related to competition in the market in which we participate;

•	loss of an OEM authorization or license;

•	risks related to a significant portion of our revenue being derived from a small number of customers;

•	our ability to remediate effectively the material weaknesses identified in our internal control over financial reporting;

•	our ability to respond to changes in GAAP;

•	our or our third-party partners’ failure to protect confidential information;

•	data security incidents or disruptions to our IT systems and capabilities;

•	our ability to comply with laws relating to the handling of information about individuals;

•	changes to United States tariff and import/export regulations;

•	failure to maintain our regulatory approvals;

•	risks relating to our operations outside of North America;

•	failure to comply with government procurement laws and regulations;

•	any work stoppage, hiring, retention or succession issues with our senior management team and employees;

•	any strains on our resources due to the requirements of being a public company;

•	risks related to our substantial indebtedness;

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•	risks related to ownership of our common stock, including the fact that Carlyle owns a significant amount of our voting power, and its interest in our business may be different than yours; and

•	other factors set forth under “Risk Factors” elsewhere in this prospectus and in our Annual Report.

As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus and in our Annual Report will prove to be accurate. You should understand that it is not possible to predict or identify all such factors. These cautionary statements should not be construed as exhaustive and should be read in conjunction with the other cautionary statements included in this prospectus and our Annual Report, including those under the heading “Risk Factors.” We operate in a competitive and rapidly changing environment. New factors emerge from time to time, and it is not possible to predict the impact of all of these factors on our business, financial condition or results of operations.

Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives, plans or cost savings in any specified time frame or at all. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus and our Annual Report and Quarterly Report, those results or developments may not be indicative of results or developments in subsequent periods. We caution you not to place undue reliance on these forward-looking statements. All forward looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. Forward-looking statements speak only as of the date of this prospectus. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

USE OF PROCEEDS

We are filing the registration statement of which this prospectus is a part to permit holders of the shares of our common stock included in the section entitled “Selling Stockholders” to resell such shares. The selling stockholders will receive all of the net proceeds from the sale of shares of our common stock in this offering. We are not selling any shares of our common stock under this prospectus and will not receive any proceeds from the sale of shares by the selling stockholders. The selling stockholders will bear the underwriting discount attributable to their sale of our common stock, and we will bear the remaining expenses.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

DIVIDEND POLICY

We do not currently expect to pay any cash dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used to support our operations and to finance the growth and development of our business. Any determination to declare or pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors may deem relevant. So long as we continue to be controlled by Carlyle, it will have the ability to nominate a majority of the members of our board of directors and therefore control the payment of dividends. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock— Carlyle owns a significant amount of our voting power, and their interests in our business may be different

In addition, our business is conducted through our subsidiaries. Dividends, distributions and other payments from, and cash generated by, our subsidiaries will be our principal sources of cash to repay indebtedness, fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries. The covenants in the New Credit Agreement significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,” included in our Annual Report and Quarterly Report, each, incorporated by reference herein, and “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—We currently do not intend to declare dividends on our common stock in the foreseeable future and, as a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates” included elsewhere in this prospectus.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of April 30, 2025 by:

•	each person or entity who is known by us to beneficially own more than 5% of our common stock;

•	each of our directors and named executive officers, individually; and

•	all of our directors and executive officers as a group.

Information with respect to beneficial ownership has been furnished to us by each director, executive officer or stockholder listed in the table below, as the case may be. The amounts and percentages of our common stock beneficially owned are reported on the basis of rules of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after April 30, 2025, including any shares of our common stock subject to an option that has vested or will vest within 60 days after April 30, 2025. More than one person may be deemed to be a beneficial owner of the same securities.

The number of shares and percentages of beneficial ownership set forth below are based on 334,461,630 shares of common stock outstanding as of April 30, 2025.

Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated below, the address for each person or entity listed below is c/o StandardAero, Inc., 6710 North Scottsdale Road, Suite 250, Scottsdale, AZ 85253.

Name of Beneficial Owner	Number of Shares	Percentage of Shares
5% Stockholders
Investment funds affiliated with The Carlyle Group(1)	180,820,300	54.1%
GIC(2)	40,817,224	12.2%
Directors and Named Executive Officers
Russell Ford(3)	3,191,011	*
Daniel Satterfield(4)	422,228	*
Kimberly Ernzen(5)	305,561	*
Kimberly Ashmun(6)	270,525	*
Lewis Prebble(7)	354,171	*
Paul McElhinney	244,288	*
Douglas V. Brandely	—	—
Ian Fujiyama	—	—
Stefan Weingartner(8)	70,486	*
Andrea Fischer Newman(9)	67,979	*
Peter J. Clare(10)	7,291	*
Wendy M. Masiello(11)	29,514	*
Derek J. Kerr(12)	1,343	*
All executive officers and directors as a group (18 persons) (13)	6,336,022	1.9%

*	Represents beneficial ownership of less than 1% of our outstanding common stock.
(1)

Carlyle Partners VII S1 Holdings II, L.P. (“Carlyle Partners VII”) is the record holder of these securities. The Carlyle Group Inc., which is a publicly traded entity listed on Nasdaq, is the sole shareholder of Carlyle

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PURSUANT TO 17 C.F.R. § 200.83

Holdings I GP Inc., which is the sole member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the managing member of TC Group, L.L.C., which is the general partner of TC Group Sub L.P., which is the managing member of TC Group VII S1, L.L.C., which is the general partner of TC Group VII S1, L.P., which is the general partner of Carlyle Partners VII. Accordingly, each of the foregoing entities (collectively, the “Carlyle Parties”) may be deemed to share beneficial ownership of the securities held of record by Carlyle Partners VII. Voting and investment determinations with respect to the shares held by Carlyle Partners VII are made by an investment committee of TC Group VII S1, L.P., comprised of William Conway, Jr., Daniel D’Aniello, David Rubenstein, Allan Holt, Sandra Horbach, Brian Bernasek, James Burr, Ian Fujiyama, Patrick McCarter, William McMullan, Martin Sumner, Stephen Wise, Anna Tye, Jeremy Anderson and Marco De Benedetti as a non-voting observer. Accordingly, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the securities held of record by Carlyle Partners VII. Each of them disclaims beneficial ownership of such securities. The address for each of the Carlyle Parties is c/o The Carlyle Group, 1001 Pennsylvania Avenue, NW, Suite 220 South, Washington, D.C. 20004.
(2)

The shares are held of record by Hux Investment Pte. Ltd. (the “GIC Investor”). The GIC Investor shares the power to vote and the power to dispose of these shares with GIC Special Investments Pte. Ltd. (“GIC SI”) and GIC Private Limited (“GIC”), both of which are private limited companies incorporated in Singapore.

GIC SI is wholly owned by GIC and is the private equity and infrastructure arm of GIC. GIC is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore’s foreign reserves. The Government of Singapore disclaims beneficial ownership of these shares. The business address for the GIC Investor is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

(3)

Consists of: (a) 1,006,955 shares of common stock owned by RSSA Ford Family LLC, and (b) 2,184,056 unvested restricted shares of common stock owned by La Dolce Vita Family Trust. Mr. Ford is co-manager of RSSA Ford Family LLC and exercises voting and dispositive power over the shares beneficially owned by RSSA Ford Family LLC, which has its business address at 6044 E Foothill Dr N Paradise Valley, AZ 85253. Mr. Ford is also co-trustee of La Dolce Vita Family Trust and exercises voting and dispositive power over the shares beneficially owned by the La Dolce Vita Family Trust, which has its business address at 6044 E Foothill Dr N Paradise Valley, AZ 85253.

(4)	Consists of 422,228 unvested restricted shares of common stock.
(5)	Consists of 305,561 unvested restricted shares of common stock.
(6)	Consists of 270,525 unvested restricted shares of common stock.
(7)	Consists of 354,171 unvested restricted shares of common stock.
(8)	Includes 50,347 vested options to purchase common stock under the 2019 Plan.
(9)	Includes 5,903 unvested restricted shares of common stock.
(10)	Consists of 7,291 restricted stock units that vest on June 11, 2025.
(11)	Includes 5,903 restricted shares of common stock that vested on May 6, 2025.
(12)	Consists of 1,343 restricted stock units that vest on June 11, 2025.
(13)

Includes (i) 4,812,123 unvested restricted shares of common stock, (ii) 50,347 vested options to purchase common stock under the 2019 Plan, (iii) 5,903 restricted shares of common stock that vested on May 6, 2025 and (iv) 8,634 restricted stock units that vest on June 11, 2025.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SELLING STOCKHOLDERS

This prospectus relates to the sale from time to time of up to    shares of our common stock. The selling stockholders may from time to time offer and sell any or all of the shares of common stock set forth below pursuant to this prospectus and any accompanying prospectus supplement. When we refer to the “selling stockholders” in this prospectus, we mean the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors, designees, and others who later come to hold any of the selling stockholders’ interest in the common stock other than through a public sale.

The following table sets forth, as of the date of this prospectus, the names of the selling stockholders, and the aggregate number of shares of common stock that the selling stockholders may offer pursuant to this prospectus.

	Before the Offering		After the Offering
Name and Address of Selling Stockholder	Number of Shares of Common Stock	Number of Shares of Common Stock Being Offered	Number of Shares of Common Stock
Investment funds affiliated with The Carlyle Group (1)	180,820,300	180,820,300	—
GIC (2)	40,817,224	40,817,224	—

(1)

Carlyle Partners VII is the record holder of these securities. The Carlyle Group Inc., which is a publicly traded entity listed on Nasdaq, is the sole shareholder of Carlyle Holdings I GP Inc., which is the sole member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the managing member of TC Group, L.L.C., which is the general partner of TC Group Sub L.P., which is the managing member of TC Group VII S1, L.L.C., which is the general partner of TC Group VII S1, L.P., which is the general partner of Carlyle Partners VII. Accordingly, each of the foregoing entities (collectively, the “Carlyle Parties”) may be deemed to share beneficial ownership of the securities held of record by Carlyle Partners VII. Voting and investment determinations with respect to the shares held by Carlyle Partners VII are made by an investment committee of TC Group VII S1, L.P., comprised of William Conway, Jr., Daniel D’Aniello, David Rubenstein, Allan Holt, Sandra Horbach, Brian Bernasek, James Burr, Ian Fujiyama, Patrick McCarter, William McMullan, Martin Sumner, Stephen Wise, Anna Tye, Jeremy Anderson and Marco De Benedetti as a non-voting observer. Accordingly, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the securities held of record by Carlyle Partners VII. Each of them disclaims beneficial ownership of such securities. The address for each of the Carlyle Parties is c/o The Carlyle Group, 1001 Pennsylvania Avenue, NW, Suite 220 South, Washington, D.C. 20004.

(2)

The shares are held of record by the GIC Investor. The GIC Investor shares the power to vote and the power to dispose of these shares with GIC Special Investments Pte. Ltd. (“GIC SI”) and GIC Private Limited (“GIC”), both of which are private limited companies incorporated in Singapore.

GIC SI is wholly owned by GIC and is the private equity and infrastructure arm of GIC. GIC is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore’s foreign reserves. The Government of Singapore disclaims beneficial ownership of these shares. The business address for the GIC Investor is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Policy Regarding Related Party Transactions

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests (or the perception thereof). Our board of directors has adopted a written Related Person Transaction Policy and Procedures, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which we (including any of our subsidiaries) are, were or will be a participant, the amount involved exceeds $120,000 and a related person has, had or will have a direct or indirect material interest.

Under the policy, the Company’s legal team is primarily responsible for developing and implementing processes and procedures to obtain information regarding related persons with respect to potential related person transactions and then determining, based on the facts and circumstances, whether such potential related person transactions do, in fact, constitute related person transactions requiring compliance with the policy. If the Company’s legal team determines that a transaction or relationship is a related person transaction requiring compliance with the policy, our general counsel (or his or her designee) is required to present to the audit committee of the board of directors all relevant facts and circumstances relating to the related person transaction. The audit committee must review the relevant facts and circumstances of each related person transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party, whether the transaction is inconsistent with the interests of the Company and its stockholders and the extent of the related person’s interest in the transaction, taking into account the conflicts of interest and corporate opportunity provisions of our code of business conduct and ethics, and either approve or disapprove the related person transaction. If advance audit committee approval of a related person transaction requiring the audit committee’s approval is not feasible, then the transaction may be preliminarily entered into by management upon prior approval of the transaction by the chairperson of the audit committee, subject to ratification of the transaction by the audit committee at the audit committee’s next regularly scheduled meeting; provided, that if ratification is not forthcoming, management will make all reasonable efforts to cancel or annul the transaction. If a transaction was not initially recognized as a related person transaction, then upon such recognition the transaction will be presented to the audit committee for ratification at the audit committee’s next regularly scheduled meeting; provided, that if ratification is not forthcoming, management will make all reasonable efforts to cancel or annul the transaction. Management will update the audit committee as to any material changes to any approved or ratified related person transaction and will provide a status report at least annually of all then current related person transactions. No director may participate in approval of a related person transaction for which he or she is a related person.

Related Party Transactions

The following is a description of transactions to which we were a party since January 1, 2022 in which the amount involved exceeded or will exceed $120,000, and in which any of our executive officers, directors or holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Consulting Services Agreements

In connection with the Acquisition, on April 4, 2019, Dynasty Acquisition entered into a consulting services agreement, which was amended and restated in connection with the IPO on October 3, 2024 (the “Amended and Restated Carlyle Services Agreement”) with Carlyle Investment Management L.L.C. (“CIM”), pursuant to which Dynasty Acquisition paid CIM a one-time fee of approximately $24.5 million for strategic advisory and consulting services provided to Dynasty Acquisition in connection with the Acquisition. Pursuant to the Amended and Restated Carlyle Services Agreement, and subject to certain conditions, Dynasty Acquisition also pays to CIM an annual fee of approximately $2.4 million, payable in quarterly installments in advance, for the

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

advisory, consulting and other services provided by CIM pursuant to the Amended and Restated Carlyle Services Agreement. Dynasty Acquisition also reimburses CIM’s reasonable out-of-pocket expenses incurred in connection with services provided pursuant to the Amended and Restated Carlyle Services Agreement, and Dynasty Acquisition may pay CIM additional fees associated with other future transactions or in consideration of any additional services provided under the Amended and Restated Carlyle Services Agreement. The Amended and Restated Carlyle Services Agreement will continue in full force and effect until the earlier of the second anniversary of the consummation of the IPO and the date on which CIM and its affiliates collectively and beneficially own, directly or indirectly, less than 10% of our outstanding voting common stock, provided that the Amended and Restated Carlyle Services Agreement may be terminated at any time by written notice to Dynasty Acquisition from CIM. For the years ended December 31, 2024, 2023 and 2022, we paid CIM approximately $2.4 million each year pursuant to the Amended and Restated Carlyle Services Agreement. For the three months ended March 31, 2025 and 2024, we paid CIM approximately $0.6 million respectively, pursuant to the Amended and Restated Carlyle Services Agreement.

In connection with the Acquisition, on April 4, 2019, Dynasty Acquisition entered into a consulting service agreement, which was amended and restated in connection with the IPO on October 3, 2024 (the “Amended and Restated Beamer Services Agreement”) with Beamer Investment Inc., an affiliate of GIC, pursuant to which Dynasty Acquisition paid Beamer Investment Inc. a one-time fee of approximately $5.5 million for strategic advisory and consulting, services provided to Dynasty Acquisition in connection with the Acquisition. Pursuant to the Amended and Restated Beamer Services Agreement, and subject to certain conditions, Dynasty Acquisition also pays to Beamer Investment Inc. an annual fee of approximately $0.6 million, payable in quarterly instalments in advance, for the advisory, consulting and other services provided by Beamer Investment Inc. pursuant to the Amended and Restated Beamer Services Agreement. Dynasty Acquisition also reimburses Beamer Investment Inc.’s reasonable out-of-pocket expenses incurred in connection with services provided pursuant to the Amended and Restated Beamer Services Agreement, and Dynasty Acquisition may pay Beamer Investment Inc. additional fees associated with other future transactions or in consideration of any additional services provided under the Amended and Restated Beamer Services Agreement. The Amended and Restated Beamer Services Agreement will continue in full force and effect until the earlier of the second anniversary of the consummation of the IPO and the date on which Beamer Investment Inc. and its affiliates collectively and beneficially own, directly or indirectly, less than 50% of our outstanding voting common stock that they owned on the date of the closing of the IPO, prior to giving effect to the sale of shares by Beamer Investment Inc. or an affiliate of Beamer Investment Inc. in the IPO, provided that the Amended and Restated Beamer Services Agreement may be terminated at any time by written notice to Dynasty Acquisition from Beamer Investment Inc. For the years ended December 31, 2024, 2023 and 2022, we paid Beamer Investment Inc. approximately $0.6 million each year pursuant to the Amended and Restated Beamer Services Agreement. For the three months ended March 31, 2025 and 2024, we paid Beamer Investment Inc. approximately $0.1 million respectively, pursuant to the Amended and Restated Beamer Services Agreement.

Transactions with Carlyle

As consideration for the services provided by Carlyle as a lead arranger in connection with the Prior 2023 Term Loan Facilities, we incurred arrangement fees of approximately $1.2 million for the year ended December 31, 2023. As consideration for the services provided by Carlyle as a lead arranger in connection with the Prior 2024 Term Loan Facilities, during the year ended December 31, 2024, we incurred arrangement fees of approximately $0.8 million. As consideration for the services provided by Carlyle as a lead arranger in connection with the Prior 2024 Term Loan Facilities, during the three months ended March 31, 2025 and 2024, we incurred arrangement fees of approximately $0.8 million.

As consideration for the services provided by Carlyle as a lead arranger in connection with the New Senior Credit Facilities, we incurred arrangement fees of approximately $1.2 million for the year ended December 31, 2024 and approximately $1.2 million for the three months ended March 31, 2024.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

An affiliate of Carlyle also served as one of the underwriters of the IPO for which it received underwriting discounts and commissions of approximately $5.6 million.

An affiliate of Carlyle also served as one of the underwriters of the March Secondary Offering for which it received underwriting discounts and commissions of approximately $2.4 million.

Transactions with Portfolio Companies of Funds Affiliated with Carlyle

Sequa Corporation, through its subsidiary Chromalloy Gas Turbine LLC (“Chromalloy”), a former portfolio company of a fund affiliated with Carlyle that was sold by Carlyle in November 2022, provides us with services for component repair capabilities not performed by us and procures component repair services from us. For the year ended December 31, 2022, we paid Chromalloy and its subsidiaries $2.7 million, and generated revenue from them of $2.1 million.

CFGI, a portfolio company of a fund affiliated with Carlyle, provides consulting and accounting advisory services to us. During the year ended December 31, 2024, in connection with the consummation of the IPO, we incurred consulting fees to CFGI of approximately $4.5 million. For the three months ended March 31, 2025, the Company expensed $0.7 million and paid $0.2 million to CFGI for accounting advisory and consulting services. For the three months ended March 31, 2024, the Company expensed and paid CFGI $0.2 million.

IPO Proceeds

Carlyle Partners VII sold 12,849,448 shares and received approximately $292.1 million of net proceeds from the IPO and the GIC Investor sold 2,900,552 shares and received approximately $65.9 million of net proceeds from the IPO.

March Secondary Offering Proceeds

Carlyle Partners VII sold 29,370,166 shares and received approximately $797.7 million of net proceeds from the IPO and the GIC Investor sold 6,629,834 shares and received approximately $180.0 million of net proceeds from the IPO.

Stockholders Agreement

In connection with the IPO, we entered into the Stockholders Agreement with Carlyle Partners VII, the GIC Investor and certain of our other existing stockholders who are currently party to the Partnership Agreement. Pursuant to the Stockholders Agreement, our board of directors consists of nine directors, with Carlyle having the right to designate eight of the nine directors. The number of directors that Carlyle is entitled to designate is subject to maintaining certain ownership thresholds. If Carlyle loses its right to designate any directors pursuant to the terms of the Stockholders Agreement, these positions will be filled by our stockholders in accordance with our amended and restated certificate of incorporation. See “Description of Capital Stock” for more information regarding our amended and restated certificate of incorporation.

The Stockholders Agreement also includes provisions pursuant to which we grant Carlyle and the GIC Investor (or, in each case, a permitted transferee or affiliate) the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our shares of common stock held by Carlyle and the GIC Investor (or, in each case, such permitted transferee or affiliate). The Stockholders Agreement also includes provisions pursuant to which we grant Carlyle, the GIC Investor and certain of our other existing stockholders the right to piggyback on registration statements in certain circumstances. These shares of common stock also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares of common stock held by persons deemed to be our affiliates. The Stockholders Agreement also requires us to indemnify such stockholders in connection with any registrations of our securities and includes provisions relating to, among other things, information rights, expense reimbursement and corporate governance provisions.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

Indemnification of Directors and Officers; Directors’ and Officers’ Insurance

In connection with the IPO, we entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors” for additional information. We also are authorized to purchase and maintain insurance on behalf of any person who is or was an officer or director of the Company in such person’s official capacity against any liability asserted against and incurred by such person in or arising from that capacity.

There is no pending litigation or proceeding naming any of our directors or officers for which indemnification is being sought, and we are not aware of any pending litigation that may result in claims for indemnification by any director or executive officer.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Employment Agreements

From time to time, we may also enter into other employment or compensation arrangements with senior management or other key employees.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and provisions of our amended and restated certificate of incorporation and our amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws.

General

Our authorized capital stock consists of 3,500,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. Unless the board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws.

Common Stock

Our amended and restated certificate of incorporation authorizes a total of 3,500,000,000 shares of common stock. There are currently 334,461,630 shares of common stock issued and outstanding.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment in full of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. There will be no sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our amended and restated certificate of incorporation authorizes a total of 100,000,000 shares of preferred stock. No shares of preferred stock have been issued or are currently outstanding.

Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NYSE.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Stockholders Agreement

In connection with the IPO, we entered into the Stockholders Agreement pursuant to which Carlyle has specified board representation rights, governance rights and other rights. See “Management—Committees of the Board” in our 2025 Proxy Statement, incorporated by reference herein, and in “Certain Relationships and Related Party Transactions—Related Party Transactions—Stockholders Agreement.”

Exclusive Forum

Our amended and restated certificate of incorporation and our amended and restated bylaws require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware (or the federal district court for the District of Delaware or other state courts of the State of Delaware if the Court of Chancery in the State of Delaware does not have jurisdiction). Our amended and restated certificate of incorporation and amended and restated bylaws will also require that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Although we believe these provisions benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers. These provisions would not apply to any suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims or make such lawsuits more costly for stockholders, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation renounces, to the maximum extent permitted from time to time by Delaware law, any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of Carlyle, the GIC Investor or any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates has any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Carlyle,

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the GIC Investor or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity is deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

In connection with the IPO, we entered into indemnification agreements with each of our executive officers and directors. See “Certain Relationships and Related Party Transaction—Indemnification of Directors and Officers; Directors’ and Officers’ Insurance.”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices

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or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes, with the classes as nearly equal in number as possible and, following the expiration of specified initial terms for each class, each class serving three-year staggered terms. As a result, approximately one-third of our directors are expected to be elected each year. Pursuant to the terms of the Stockholders Agreement, directors designated by Carlyle may be removed with or without cause only by the request of Carlyle. In all other cases, our amended and restated certificate of incorporation provides that directors may only be removed from our board of directors for cause by the affirmative vote of at least two-thirds of the voting power of the then outstanding shares of voting stock, following such time as when Carlyle ceases to beneficially own at least 40% of the voting power of our common stock. Prior to that time, any individual director may be removed with or without cause by the affirmative vote of a majority of the confirmed voting power of our common stock. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairperson of the board of directors; provided, however, at any time when Carlyle beneficially owns at least 40% in voting power of our common stock entitled to vote generally in the election of directors, special meetings of our stockholders may also be called by the board of directors or the chairperson of the board of directors at the request of Carlyle. Our amended and restated bylaws prohibits the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control of us or our management.

Requirements for Advance Notification of Stockholder Meetings, Director Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be properly brought before a meeting of our stockholders, a stockholder has to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws allow the board of directors and the chairperson of a meeting of the stockholders to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also deter, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the

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minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation prohibits stockholder action by written consent (and, thus, requires that all stockholder actions be taken at a meeting of our stockholders) if Carlyle ceases to own at least 40% of the voting power of our common stock entitled to vote generally in the election of directors, other than certain rights that holders of our preferred stock may have to act by written consent.

Approval for Amendment of Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors is expressly authorized to adopt, amend, alter or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with Delaware law or our amended and restated certificate of incorporation. In addition, for as long as Carlyle beneficially owns at least 40% in voting power of the stock of our company entitled to vote generally in the election of directors, any adoption, amendment, alteration or repeal of our bylaws by our stockholders requires the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting of stockholders and entitled to vote on such adoption, amendment, alteration or repeal. At any time when Carlyle beneficially owns less than 40% in voting power of all outstanding shares of the stock of our company entitled to vote generally in the election of directors, any adoption, amendment, alteration or repeal of our bylaws by our stockholders requires the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of voting stock entitled to vote generally in the election of directors, voting together as a single class.

The DGCL provides generally that the affirmative vote of holders of a majority in voting power of outstanding shares entitled to vote on the matter, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation provides at any time when Carlyle beneficially owns less than 40% of the voting power of our common stock entitled to vote generally in the election of directors, then, in addition to any vote required by applicable law or our amended and restated certificate of incorporation, any amendment, alteration, repeal or rescission of certain provisions of our amended and restated certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting, shall require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of voting stock of our company entitled to vote thereon, voting together as a single class.

Business Combinations

We opt out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares;

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder; or

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•

the stockholder became an interested stockholder inadvertently and (i) as soon as practicable divested itself of sufficient ownership to cease to be an interested stockholder and (ii) had not been an interested stockholder but for the inadvertent acquisition of ownership within three years of the business combination.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with our company for a three-year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation provides that Carlyle, and any of its direct or indirect transferees and any group as to which such persons or entities are a party, does not constitute an “interested stockholder” for purposes of this provision.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company N.A.

Stock Exchange Listing

Our common stock is listed on the NYSE under the symbol “SARO.”

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MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

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THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at

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a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30%, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of our common stock. A Non-U.S. Holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

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Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Additional Withholding Requirements (FATCA)

Under the Foreign Account Tax Compliance Act (“FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid on our securities to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the U.S.) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code), which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “Distributions,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. An intergovernmental agreement between the U.S. and an applicable foreign country may modify these requirements.

Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock. The Treasury Secretary has issued proposed regulations providing that the withholding provisions under FATCA do not apply with respect to gross proceeds from a sale or other disposition of our securities, which may be relied upon by taxpayers until final regulations are issued. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

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PLAN OF DISTRIBUTION

This prospectus relates to the offer and sale from time to time by the selling stockholders identified in this prospectus of up to an aggregate of    shares of our common stock. We are not selling any shares of our common stock under this prospectus.

The selling stockholders may sell all or a portion of the shares of our common stock described in this prospectus from time to time in the future directly or through one or more underwriters, broker-dealers or agents. The shares of our common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, through:

•	any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	the over-the-counter market;

•	transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	transactions in which broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

Some of the shares of our common stock covered by this prospectus may be sold by selling stockholders in private transactions or under Rule 144 under the Securities Act rather than pursuant to this prospectus.

If the selling stockholders use an underwriter or underwriters for any offering, we will name them, and set forth the terms of the offering, in a prospectus supplement pertaining to such offering and, except to the extent otherwise set forth in such prospectus supplement, the selling stockholders will agree in an underwriting agreement to sell to the underwriter(s), and the underwriter(s) will agree to purchase from the selling stockholder, the number of shares of our common stock set forth in such prospectus supplement. Any such underwriter(s) may offer the shares of our common stock from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The underwriter(s) may also propose initially to offer the shares of our common stock to the public at a fixed public offering price set forth on the cover page of the applicable prospectus supplement. The underwriter(s) may be granted an option, exercisable for 30 days after the date of the applicable prospectus supplement, to purchase additional shares from the selling stockholders. In connection with an underwritten offering, we, our directors and officers, and/or other holders of our common stock may agree with the underwriter(s), subject to certain exceptions, not to dispose of or hedge any common stock or securities convertible into or exchangeable for

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PURSUANT TO 17 C.F.R. § 200.83

shares of common stock for a period of time after such offering. Except as otherwise set forth in a prospectus supplement, any underwritten offering pursuant to this prospectus will be underwritten by one, several or all of the following financial institutions: J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, RBC Capital Markets, LLC, BofA Securities, Inc., UBS Securities LLC, TCG Capital Markets L.L.C., Jefferies LLC, CIBC World Markets Corp., SG Americas Securities, LLC, Santander US Capital Markets LLC, Citizens JMP Securities, LLC, Mizuho Securities USA Inc., Nomura Securities International, Inc., WR Securities, LLC, AmeriVet Securities Inc. and Drexel Hamilton, LLC. We will file a post-effective amendment to the registration statement of which this prospectus is a part to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

In connection with an underwritten offering, the underwriter(s) may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter(s) of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriter(s) may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriter(s) will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriter(s) must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter(s) are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the consummation of the offering.

The underwriter(s) may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriter(s) a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

If the selling stockholders effect such transactions by selling shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares in the course of hedging in positions they assume. The selling stockholders may also sell shares short and deliver shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of our common stock from time to time pursuant to this prospectus or any prospectus supplement under Rule 424(b)(3) or other applicable provision under the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of our common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

The selling stockholders and any broker-dealer participating in the distribution of the shares of our common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. Any such broker-dealer will be named as an underwriter in a prospectus supplement or post-effective amendment to the registration statement, of which this prospectus is a part, and any discounts and commissions to be paid to any such broker-dealer will be disclosed therein. At the time a particular offering of the shares of our common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of our common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of our common stock may be sold in such states only through registered or licensed brokers or dealers. There can be no assurance that any selling stockholders will sell any or all of the shares of our common stock covered by this prospectus. The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of our common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of our common stock to engage in market-making activities with respect to the shares of our common stock. However, such persons may engage in transactions that stabilize the price of the ordinary shares, such as bids or purchases to peg, fix or maintain that price. Such stabilization transactions may occur at any time prior to the completion of the offering. All of the foregoing may affect the marketability of the shares of our common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of our common stock.

We will not receive any cash proceeds from our issuance of shares of our common stock to the selling stockholders or the sale by the selling stockholders of our shares of our common stock pursuant to this prospectus. Each selling stockholder will bear the cost of any underwriting discounts and selling commissions related to their respective offering and sale of shares of our common stock pursuant to this prospectus. We may be required to indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, or the selling stockholders will be entitled to contribution. We, our affiliates and our respective directors, officers, employees, agents and control persons may be indemnified by the selling stockholders against liabilities that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus or we or they may be entitled to contribution.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP.

EXPERTS

The consolidated financial statements as of December 31, 2023 and for each of the two years in the period ended December 31, 2023 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2024 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP (PwC Canada), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements as of December 31, 2024 and for the year then ended incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2024 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP (PwC US), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Previous independent registered public accounting firm

On November 25, 2024, our audit committee dismissed PricewaterhouseCoopers LLP, Canada (“PwC Canada”) as our independent registered public accounting firm and appointed PricewaterhouseCoopers LLP, United States (“PwC United States”) as our new registered public accounting firm for the fiscal year ended December 31, 2024.

PwC Canada’s reports on our consolidated financial statements for the fiscal years ended December 31, 2023, and December 31, 2022, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2023 and December 31, 2022, and the subsequent interim period through November 25, 2024, there were no disagreements with PwC Canada on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC Canada, would have caused PwC Canada to make reference to the subject matter of the disagreements as defined in Item 304(a)(1)(iv) of Regulation S-K in connection with any reports it would have issued, and there were no “reportable events”, as such term is defined in Item 304(a)(1)(v) of Regulation S-K, except for the material weaknesses in the design of our internal controls over financial reporting, as disclosed in our prospectus, dated October 1, 2024, filed with SEC pursuant to Rule 424(b) under the Act, and our Quarterly Report on Form 10-Q for the period ended September 30, 2024. In connection with the preparation of our consolidated financial statements for the years ended December 31, 2023 and 2022, we identified material weaknesses in our internal control over financial reporting as we did not formally design or maintain an effective control environment commensurate with the financial reporting requirements of a public company and we did not have the necessary business processes, systems, personnel and related internal controls necessary to satisfy the accounting and financial reporting requirements of a public company. This contributed to the following material weaknesses: (a) we did not maintain an effective control environment due to insufficient resources with an appropriate level of knowledge and experience in establishing controls or maintaining adequate written policies and procedures for accounting and financial reporting under SEC rules; (b) we did not formalize the design of certain controls related to the reporting process and significant account balances, and (c) we did not consistently operate certain IT controls designed to maintain the integrity of user access, program change management and

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

segregation of duties that would ensure proper implementation, operation and oversight of certain IT applications and data. The audit committee discussed the subject matter of the material weaknesses with PwC Canada. We have also authorized PwC Canada to respond fully to the inquiries of PwC United States, concerning the subject matter of the material weaknesses.

We provided PwC Canada with a copy of the disclosure and requested that PwC Canada furnish a letter addressed to the SEC stating whether or not it agrees with the statements made herein. A copy of PwC Canada’s letter is filed as Exhibit 16.1 to this Form S-1.

New independent registered accounting firm

On November 25, 2024, our audit committee appointed PwC United States as our new registered public accounting firm for the fiscal year ended December 31, 2024. During the fiscal years ended December 31, 2023, and 2022 and in the subsequent interim periods through November 25, 2024, neither we nor anyone on our behalf has consulted with PwC United States (other than in the ordinary course of the financial statement audit for the fiscal years ended December 31, 2023 and 2022 as a component auditor to PwC Canada) with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on financial statements, and neither a written report nor oral advice was provided to us that PwC United States concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue; (ii) any matter that was the subject of a “disagreement”, as that term is defined in Item 304(a)(1)(iv) and the related instructions of Regulation S-K; or (iii) any “reportable event”, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following is an estimate of the expenses (all of which are to be paid by the registrant) that we may incur in connection with the securities being registered hereby.

Amount
SEC registration fee	$
FINRA filing fee
Printing fees and expenses
Legal fees and expenses
Transfer agent and expenses
Accounting and audit fees and expenses

Total	$

Item 14. Indemnification of Directors and Officers

Section 102 of the Delaware General Corporation Law (the “DGCL”) allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or a knowing violation of the law, willfully or negligently authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit. Our amended and restated certificate of incorporation contains a provision which eliminates directors’ personal liability as set forth above.

Our amended and restated certificate of incorporation and amended and restated bylaws provide in effect that we shall indemnify our directors and officers to the fullest extent permitted by the DGCL or any other applicable law. Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify its directors, officers, employees and agents in certain circumstances. Section 145(a) of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, provided that such director, officer, employee or agent had no reasonable cause to believe that his or her conduct was unlawful.

Section 145(b) of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

Section 145 of the DGCL further provides that to the extent that a director or officer or employee of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which the party seeking indemnification may be entitled; and the corporation is empowered to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145; and that, unless indemnification is ordered by a court, the determination that indemnification under subsections (a) and (b) of Section 145 is proper because the director, officer, employee or agent has met the applicable standard of conduct under such subsections shall be made by (1) a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

We have in effect insurance policies for general officers’ and directors’ liability insurance covering all of our officers and directors. In addition, in connection with the IPO, we entered into indemnification agreements with our directors and officers. These indemnification agreements may require us, among other things, to indemnify each such director or officer for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by such director or officer in any action or proceeding arising out of his or her service as one of our directors or officers.

Item 15. Recent Sales of Unregistered Securities

None.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits.

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)	Financial Statement Schedules.

None.

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description

1.1	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation of StandardAero, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 3, 2024)

3.2	Amended and Restated Bylaws of StandardAero, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 3, 2024)

5.1*	Opinion of Latham & Watkins LLP

10.1	Stockholders Agreement, dated October 1, 2024, among StandardAero, Inc. and certain of its stockholders (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 3, 2024)

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

Exhibit No.	Exhibit Description

10.2	Credit Agreement, dated October 31, 2024, by and among Dynasty Acquisition Co., Inc., as the U.S. Borrower, Standard Aero Limited, as the Canadian Borrower, Dynasty Intermediate Co., Inc., the lenders and L/C issuers party thereto, and UBS AG, Stamford Branch, as administrative agent, collateral agent and an L/C issuer (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 1, 2024)

10.3+	StandardAero, Inc. 2024 Incentive Award Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on October 3, 2024)

10.4+	Form of Option Award Agreement under the StandardAero, Inc. 2024 Incentive Award Plan (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form S-1 (File No. 333-281992), filed with the SEC on September 12, 2024)

10.5+	Form of Restricted Stock Unit Award Agreement under the StandardAero, Inc. 2024 Incentive Award Plan (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-1 (File No. 333-281992), filed with the SEC on September 12, 2024)

10.6+	Form of Restricted Stock Award Agreement under the StandardAero, Inc. 2024 Incentive Award Plan (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form S-1 (File No. 333-281992), filed with the SEC on September 12, 2024)

10.7+	StandardAero, Inc. Non-Employee Director Compensation Program (incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement on Form S-1 (File No. 333-281992), filed with the SEC on September 12, 2024)

10.8+	Dynasty Parent Holdings, L.P. and StandardAero, Inc. 2019 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.20 to the Company’s Registration Statement on Form S-1 (File No. 333-281992), filed with the SEC on September 12, 2024)

10.9+	StandardAero, Inc. 2024 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-8 filed with the SEC on October 3, 2024)

10.10+	Amended and Restated Executive Employment Agreement, dated as of April 4, 2019, by and between Russell Ford and StandardAero Aviation Holdings, Inc., as amended by the Amendment to Amended and Restated Employment Agreement, dated as of November 2023, by and between Russell Ford and StandardAero Aviation Holdings, Inc. (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form S-1 (File No. 333-281992), filed with the SEC on September 12, 2024)

10.11+	Offer Letter Agreement, dated November 23, 2022, by and between StandardAero and Daniel Satterfield (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form S-1 (File No. 333-281992), filed with the SEC on September 12, 2024)

10.12+	Offer Letter Agreement, dated July 15, 2022, by and between StandardAero and Kimberly Ashmun (incorporated by reference to Exhibit 10.24 to the Company’s Registration Statement on Form S-1 (File No. 333-281992), filed with the SEC on September 12, 2024)

10.13+	Offer Letter Agreement, dated June 17, 2016, by and between StandardAero and Kerry O’Sullivan, as supplemented by the letter agreement, dated August 16, 2019, by and between StandardAero and Kerry O’Sullivan (incorporated by reference to Exhibit 10.25 to the Company’s Registration Statement on Form S-1 (File No. 333-281992), filed with the SEC on September 12, 2024)

10.14+	Offer Letter Agreement, dated March 1, 2021, by and between StandardAero and Lewis Prebble (incorporated by reference to Exhibit 10.26 to the Company’s Registration Statement on Form S-1 (File No. 333-281992), filed with the SEC on September 12, 2024)

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

Exhibit No.	Exhibit Description

10.15	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.27 to the Company’s Registration Statement on Form S-1 (File No. 333-281992), filed with the SEC on September 12, 2024)

10.16+	Amended and Restated Consulting Services Agreement with Carlyle Investment Management L.L.C., dated October 3, 2024, by and between Dynasty Acquisition Co., Inc. and Carlyle Investment Management L.L.C. (incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K, filed with the SEC on March 12, 2025)

10.17+	Amended and Restated Consulting Services Agreement with Beamer Investment Inc., dated October 3, 2024, by and between Dynasty Acquisition Co., Inc. and Beamer Investment Inc. (incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K, filed with the SEC on March 12, 2025)

16.1*	Change in accountants letter from PwC Canada to the SEC

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K, filed with the SEC on March 12, 2025)

23.1*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

23.2*	Consent of PricewaterhouseCoopers LLP (Canada)

23.3*	Consent of PricewaterhouseCoopers LLP (US)

24.1*	Power of Attorney (included in the signature page to the Registration Statement)

107*	Filing Fee Table

+	Indicates management contract or compensatory plan.
*	To be filed by amendment.

Item 17. Undertakings

(1) The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(a)(i), (1)(a)(ii), and (1)(a)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale, State of Arizona, on this     day of     , 2025.

STANDARDAERO, INC.

By:
Name: Russell Ford
Title: Chief Executive Officer

POWER OF ATTORNEY

The undersigned directors and officers of StandardAero, Inc. hereby constitute and appoint Russell Ford and Daniel Satterfield, and each or any one of them, as the individual’s true and lawful attorney in fact and agent, with full power of substitution and resubstitution, for the person and in his name, place and stead, in any and all capacities, to sign this registration statement and any or all amendments, including post effective amendments to this registration statement, including a prospectus or an amended prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorney in fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney in fact as agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on May     , 2025.

Signature	Title

Chief Executive Officer and Director
Russell Ford	(Principal Executive Officer)

Chief Financial Officer
Daniel Satterfield	(Principal Financial Officer and Principal Accounting Officer)

Director
Douglas V. Brandely

Director
Peter J. Clare

Director
Ian Fujiyama

Director
Derek J. Kerr

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

Signature	Title

Director
Wendy M. Masiello

Director
Paul McElhinney

Director
Andrea Fischer Newman

Director
Stefan Weingartner